     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1997.


                                            REGISTRATION STATEMENT NO. 333-29401
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------



                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ---------------


                           COLE NATIONAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                    DELAWARE

                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                   34-1453189
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                                ---------------
                             5915 Landerbrook Drive
                          Mayfield Heights, Ohio 44124
                                 (216) 449-4100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                WAYNE L. MOSLEY
                         Vice President and Controller
                           Cole National Corporation
                             5915 Landerbrook Drive
                          Mayfield Heights, Ohio 44124
                                 (216) 449-4100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                   COPIES TO:

              DAVID P. PORTER, Esq.                                THOMAS F. MCKEE, Esq.
           Jones, Day, Reavis & Pogue                          Calfee, Halter & Griswold LLP
                   North Point                                      800 Superior Avenue
               901 Lakeside Avenue                                 Cleveland, Ohio 44114
              Cleveland, Ohio 44114                                   (216) 622-8200
                 (216) 586-3939

                                ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.
                                ---------------

If any of the securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------

                        CALCULATION OF REGISTRATION FEE


==========================================================================================================
                                                       PROPOSED MAXIMUM PROPOSED MAXIMUM
          TITLE OF SHARES                 AMOUNT        OFFERING PRICE      AGGREGATE        AMOUNT OF
         TO BE REGISTERED            TO BE REGISTERED    PER SHARE(1)   OFFERING PRICE(1) REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
Class A Common Stock,
  par value $.001 per share........ 2,300,000 shares(2)      $44.69       $102,787,000     $29,219.72(3)
==========================================================================================================



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).


(2) Includes 300,000 shares that may be sold to cover over-allotments.


(3) Includes $21,431.82 previously paid upon filing of the Registration Statement on June 17, 1997.


                                ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 16, 1997



                                2,000,000 SHARES

                           COLE NATIONAL CORPORATION
                              CLASS A COMMON STOCK
                               ------------------

     All of the shares of Class A Common Stock, par value $.001 per share, offered hereby (the "Offering") are being offered by Cole National Corporation, a Delaware corporation (the "Company"). The Class A Common Stock ("Common Stock") is the only class of common stock outstanding and each share of Common Stock is entitled to one vote per share. The shares of Common Stock offered hereby will be listed on the New York Stock Exchange under the symbol "CNJ." On June 27, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $45.00 per share.
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=================================================================================================
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS (1)        COMPANY (2)
-------------------------------------------------------------------------------------------------
Per Share........................           $                    $                    $
-------------------------------------------------------------------------------------------------
Total (3)........................           $                    $                    $
=================================================================================================

  (1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

  (2) Does not include expenses payable by the Company estimated at $175,000.


  (3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
      Company will be $        , $        and $        , respectively. See
      "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the Underwriters, subject to receipt and acceptance of the shares by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the offices of McDonald & Company Securities, Inc. or through the facilities of the Depository
Trust Company on or about July   , 1997.
                 ---------------------------------------------

                   Joint Lead Managers and Joint Bookrunners
SMITH BARNEY INC.                                             MCDONALD & COMPANY
                                                        SECURITIES, INC.
                 ---------------------------------------------
                            DEUTSCHE MORGAN GRENFELL

                  The date of this Prospectus is July   , 1997
(COLE LOGO)

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site, located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company's Class A Common Stock is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

     Unless the context otherwise requires, references herein to the "Company" include the Company and its direct and indirect subsidiaries.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

     1. The Company's Annual Report on Form 10-K for the year ended February 1, 1997 (File No. 1-12814).

     2. The Company's Quarterly Report on Form 10-Q for the period ended May 3, 1997 (File No. 1-12814).

     3. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed February 14, 1994, as amended April 6, 1994.

     4. The description of the Company's Stockholders' Rights Plan set forth in the Company's Registration Statement on Form 8-A filed September 7, 1995.

     5. The Company's Current Report on Form 8-K/A-1 filed December 19, 1996 (File No. 1-12814) (includes financial statements for Pearle, Inc. for the period ended September 30, 1996).

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE

INFORMATION THAT ARE INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO TRACY L. BURMEISTER, SECRETARY, COLE NATIONAL CORPORATION, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, 5915 LANDERBROOK DRIVE, MAYFIELD HEIGHTS, OHIO 44124, TELEPHONE NUMBER (216) 449-4100. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     Cole National Corporation (the "Company") is a leading vision care and personalization retailer. The Company's businesses are conducted through two principal operating units: (i) Cole Optical, consisting of Cole Vision Corporation ("Cole Vision") and Pearle, Inc. ("Pearle"), which was acquired on November 15, 1996; and (ii) Cole Gift, consisting of Things Remembered, Inc. ("Things Remembered") and Cole Gift Centers, Inc. ("CGC"). The Company also has a 20% interest in Pearle Trust BV, which has 193 optical stores in the Netherlands and Belgium. Cole Optical is the largest optical retail company in the United States in terms of number of locations. Cole Gift operates the only nationwide chain of gift stores offering "while you shop" gift personalization, key duplicating, engraving, monogramming and related merchandise. With the acquisition of Pearle, approximately 70% of the Company's net revenue is expected to be derived from Cole Optical and the remaining 30% is expected to be derived from Cole Gift. The Company differentiates itself from other specialty retailers by providing value-added services at the point of sale at all of its retail locations.

COLE OPTICAL

     Cole Vision operates principally under the "Sears Optical," "Montgomery Ward Vision Center" and "BJ's Optical Department" names. As of May 3, 1997, Cole Vision operated 1,146 locations in 46 states and Canada, including 750 departments on the premises of Sears department stores, 213 departments in Montgomery Ward stores, 76 departments in BJ's Wholesale Club stores, 24 departments located in five other retailers and 83 freestanding stores operated under the name "Sears Optical." Cole Vision departments are generally operated under a lease or license arrangement through which the host store collects the sales receipts, retains an agreed upon percentage of sales and remits the remainder to Cole Vision on a weekly basis. Cole Vision's product line includes a broad selection of prescription eyeglasses, contact lenses and accessories at all of its locations. At most Cole Vision locations, a doctor of optometry provides eye examination services on the premises. Each of Cole Vision's optical departments are computer linked to its five centralized manufacturing laboratories, enabling it to provide next day delivery on most eyewear when requested by its customers.

     At May 3, 1997, Pearle's operations consisted of 355 company-owned and 327 franchised stores located in 43 states, Canada and the Caribbean. Pearle's highly recognized brand name and slogan, Nobody Cares For Eyes More Than Pearle, have been used for over 15 years. All Pearle stores operate in either an "Express" or "Mainline" store format. Express stores contain a full surfacing lab that can manufacture most glasses in approximately one hour. Mainline stores can manufacture over 50% of prescriptions on-site in approximately one hour. Other prescriptions are sent to a nearby Express location or to Pearle's main laboratory in Dallas, which can generally complete orders for next day delivery upon request. Like Cole Vision, a doctor of optometry provides eye examination services at the Pearle stores. While Pearle stores also sell a broad range of optical products, Pearle features well-recognized designer brand names which appeal to the more affluent and fashion-conscious consumer.

     Cole Vision also offers a managed vision care program, which provides comprehensive eyecare benefits marketed directly to employers, other employee benefit plan sponsors and insurance companies, primarily under the name "Vision One." Vision One's basic program gives employers the opportunity to offer their employees a group discount at the managed vision care network with minimal direct cost to the employer. An enhanced Vision One program allows employers to provide their employees with prepaid eye examinations as well as pricing discounts or reimbursements. Recently, all Pearle company-owned and a majority of franchised locations were added to Cole Vision's managed vision care programs.

COLE GIFT

     Cole Gift is comprised of personalization gift stores, operated by Things Remembered and CGC, offering "while you shop" gift engraving, key duplicating, glass etching and monogramming, as well as related merchandise. At May 3, 1997, Things Remembered operated 793 locations consisting of 342 kiosks, 366 in-line stores and 85 personalization superstores and CGC operated 498 departments in host stores, primarily Sears. Things Remembered and CGC each offer a broad assortment of both branded and private label gift categories and items at prices generally ranging from $10 to $75. Most locations also offer soft goods that can be monogrammed and custom embroidered in the store or at a central fulfillment facility.

     The Company currently is exploring alternatives that may, if successful, allow it to reduce the costs of its existing debt financing. There can be no assurance that any of the approaches under review will be executed or, if executed, will be successful in reducing the cost of the Company's debt financing. See "Risk Factors -- Leverage."

                                  THE OFFERING


    Common Stock offered by the Company..................  2,000,000 shares (1)
    Common Stock to be outstanding after the Offering....  14,126,932 shares (2)
    NYSE symbol..........................................  CNJ


---------------


(1) Excludes up to 300,000 shares of Common Stock to be sold if the Underwriters' over-allotment option granted by the Company is exercised in full. See "Underwriting."


(2) Excludes 1,393,966 shares issuable upon the exercise of stock options and 81,574 shares issuable upon exercise of warrants held by various investors outstanding as of June 23, 1997.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the Offering for general corporate purposes, which may include reducing outstanding indebtedness. In addition, the Company may use the net proceeds to finance future acquisitions. Pending application of the net proceeds as described above, the Company may invest the net proceeds in short-term interest bearing securities.

                            SELECTED FINANCIAL DATA

     Set forth below are selected financial data of the Company for fiscal years 1992 through 1996 which have been derived from the Company's audited consolidated financial statements for those years. Also set forth below are selected summary financial data of the Company for the 13 weeks ended May 4, 1996 and May 3, 1997, which have been derived from unaudited financial statements for those periods. Results for interim periods are not necessarily indicative of full year results. See "Risk Factors--Seasonality." The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. For example, the fiscal year ended February 1, 1997 is referred to as "fiscal 1996." Fiscal 1995 consisted of a 53-week period; all other fiscal years presented consisted of 52-week periods. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                   FISCAL YEAR ENDED                       13 WEEKS ENDED
                                                  ----------------------------------------------------   -------------------
                                                  JAN. 30,   JAN. 29,   JAN. 28,   FEB. 3,    FEB. 1,     MAY 4,     MAY 3,
                                                    1993       1994       1995       1996     1997(a)      1996       1997
                                                  --------   --------   --------   --------   --------   --------   --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
OPERATING RESULTS:
  Net revenue...................................  $428,066   $472,888   $528,049   $577,091   $683,990   $142,890   $249,530
  Gross profit..................................   304,012    331,936    363,326    394,157    462,686     98,390    163,760
  Operating expenses............................   258,534    281,188    305,470    332,471    390,518     87,352    143,343
  Depreciation and amortization.................    13,581     13,516     14,892     15,730     20,129      4,235      7,815
  Business integration and other
    non-recurring charges (b)...................        --         --         --         --     64,400         --         --
                                                  --------   --------   --------   --------   --------   --------   --------
  Income (loss) from operations.................    31,897     37,232     42,964     45,956    (12,361)     6,803     12,602
  Interest expense, net.........................    22,262     21,799     23,216     21,388     22,031      5,052      8,231
  Income tax provision (benefit)................     4,165      2,361     (4,909)    10,810     (6,759)       771      1,923
                                                  --------   --------   --------   --------   --------   --------   --------
  Income (loss) from continuing operations......  $  5,470   $ 13,072   $ 24,657   $ 13,758   $(27,633)  $    980   $  2,448
                                                  ========   ========   ========   ========   ========   ========   ========
  Earnings (loss) per share.....................  $   1.09   $   2.47   $   2.62   $   1.32   $  (2.44)  $    .09   $    .20
  Weighted average shares outstanding (000's)...     5,004      5,283      9,395     10,415     11,333     10,435     12,019
  Supplementary earnings (loss) per share (c)...  $    .55   $   1.28   $   2.47   $   1.32   $  (2.44)  $    .09   $    .20
NUMBER OF UNITS (AT END OF PERIOD):
  Cole Vision...................................       769        774        938      1,013      1,138      1,022      1,146
  Pearle (d)....................................        --         --         --         --        686         --        682
  Things Remembered.............................       717        737        760        778        790        782        793
  CGC...........................................       594        586        589        587        501        504        498
                                                  --------   --------   --------   --------   --------   --------   --------
  Total.........................................     2,080      2,097      2,287      2,378      3,115      2,308      3,119
                                                  ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets..................................  $225,861   $257,944   $283,319   $300,781   $582,843   $290,672   $544,481
  Long-term debt................................   255,610    238,299    184,388    181,903    317,547    181,860    317,328
  Stockholders' equity (deficit)................  (123,957)   (75,070)     3,306     17,133     19,718     18,195     23,182

---------------

(a) Includes results for Pearle from November 15, 1996 through February 1, 1997. On a pro forma basis, if the Pearle acquisition had occurred at the beginning of the period, the unaudited consolidated net revenue would have been $933.8 million and the pro forma loss from continuing operations would have improved by $1.8 million or $0.16 per share. See Note 2 to the Audited Consolidated Financial Statements included elsewhere in this Prospectus.

(b) Represents a pretax charge for business integration and other non-recurring items in 1996 primarily related to the acquisition of Pearle.

(c) Supplementary earnings per share have been calculated as if the offering in fiscal 1993 of Senior Notes (defined below) and the initial public offering in fiscal 1994 of the Common Stock had occurred on February 2, 1992. See the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

(d) Includes Pearle franchised locations.

                                  RISK FACTORS

     This Prospectus and certain of the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Prospective investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, prior to making an investment in the Common Stock.

LEVERAGE

     The Company owns its operating businesses through Cole National Group, Inc. ("CNG"). Although the Company itself has no outstanding indebtedness (other than capital leases), CNG remains highly leveraged and its debt service requirements are substantial. As of May 3, 1997, the Company had consolidated long-term debt of $318 million, comprised principally of $165.8 million of the 11.25% Senior Notes due 2001 (the "Senior Notes") and $150 million of the 9 7/8% Senior Subordinated Notes due 2006 (the "Notes"), and stockholders' equity of $23.2 million. The consequences of such leverage may negatively impact, without limitation, the ability of the Company (i) to obtain additional financing on favorable terms; (ii) to service existing debt; and (iii) to comply with financial and other covenants and operating restrictions imposed by the terms of the indentures governing its existing long-term indebtedness.

     The Company currently expects that CNG and its subsidiaries will be able to service the principal obligations on their indebtedness out of cash flow from operations. The Company has no significant principal payment obligations under any of its outstanding indebtedness until the Senior Notes mature in 2001. The ability of CNG and its subsidiaries to satisfy their obligations will be primarily dependent upon the future financial and operating performance of the subsidiaries and upon the Company's and CNG's ability to renew or refinance borrowings or to raise additional equity capital. Each of these alternatives is dependent upon financial, business and other general economic factors affecting the subsidiaries and the retailing business in particular, many of which are beyond the control of the Company and its subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Upon the occurrence of a "change of control" of the Company, each holder of the Senior Notes and each holder of the Notes would have the right to require the repurchase of all or any part of such holder's Senior Notes or Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereof. A "change of control" would occur if a single purchaser or purchasers acting together as a "group" (as defined under the Exchange Act) acquires (through individual market purchases, negotiated transactions, or otherwise) 50% or more of the total voting power of the voting stock of the Company on a fully diluted basis. If such an event does occur, there can be no assurance that the Company would have the ability to finance the repurchase of the Senior Notes or the Notes that are tendered to it.

     The Company currently is reviewing alternatives that may allow it to reduce the costs of its existing debt financing. There can be no assurance that any of the approaches under review will be executed or, if executed, will be successful in reducing the cost of the Company's debt financing.

     To the extent the Company repurchases or redeems Senior Notes or Notes at a premium to their current book value, such repurchases or redemptions would result in a charge to earnings which, if material, would be accounted for as an extraordinary charge. The earliest optional redemption date, for the Senior Notes, is October 1, 1998 at a redemption price of 105.625%.

COMPETITION

     The Company operates in highly competitive businesses. Cole Optical competes with other optical companies, private ophthalmologists, optometrists and opticians and a growing number of health maintenance organizations in a highly fragmented marketplace. Pearle competes on the basis of its highly recognized brand name, one-hour express service and by offering products which appeal to the more affluent and fashion-conscious consumer. Cole Vision competes primarily on the basis of the service it provides as well as price and product quality, and the reputation of its host stores. Cole Gift competes with other gift store retailers on the basis of the value-added point of sale services that it provides as well as price and product quality. Some of the Company's competitors have greater financial resources than the Company.

RELATIONSHIPS WITH MAJOR HOST STORES

     All of the CGC and the vast majority of Cole Vision locations are operated under the names of their respective host stores under leases or licenses, from such host stores, that are terminable upon 60-90 days' notice. In addition, Cole Vision operates its freestanding stores under the name "Sears Optical" pursuant to a license agreement with Sears that is cancelable on 90 days notice. The Company has enjoyed excellent relationships with its major host stores for over 40 years and has never had a lease terminated, other than in connection with a store closing, relocation or major remodeling. However, there can be no assurance that relationships with major host stores will remain stable in the future or that any lease or license agreement between a host store and the Company will not be terminated or adversely changed. There could be a material adverse effect on the Company if the relationship with any major host store were to terminate or change materially.

INTEGRATION OF PEARLE AND RISK OF FRANCHISING

     The acquisition of Pearle has been the largest acquisition made by the Company. Acquisitions of the magnitude of Pearle are inherently subject to significant risk. There can be no assurance that the Company will be able to integrate the acquired Pearle operations successfully. Although the integration has commenced, further consolidation of Cole Vision's and Pearle's operating, control and administrative systems is planned. These efforts will continue to require substantial attention from and place substantial demands upon the senior management of Cole Vision and/or the Company, as well as require the cooperation of Pearle's employees and franchisees.

     As a result of the acquisition of Pearle, the Company's consolidated gross margin will decline from its historical levels. Pearle has a lower gross margin than the Company due to the higher costs of in-store laboratories and lower margin wholesale sales to franchised stores.

     In addition, the Company has never operated as a franchisor and will be required to operate such business in accordance with applicable franchise laws and regulations. The Company's plans for Pearle depend, in part, on the Company's ability to continue Pearle's franchised operations, to improve Pearle's relationships with its franchisees, and to attract new franchisees. While franchisees representing over 70% of the franchised locations have agreed to enter into new franchising arrangements with the Company, the Company's flexibility in making changes to Pearle's franchised operations is limited by laws and regulations governing the relationship with the franchisees and certain other obligations.

SEASONALITY

     The Company's business historically has been seasonal with, on average, approximately 30% of the Company's net revenue and approximately 50% of its income from operations occurring in the fourth fiscal quarter because of the importance of gift sales during the Christmas retailing season. Although the acquisition of Pearle will moderate the seasonality of the Company due to relatively lower levels of optical sales during the Christmas holiday season, the Company's business will remain seasonal.

RISKS ASSOCIATED WITH FUTURE EXPANSION

     From time to time the Company engages in discussions regarding future acquisitions. Acquisitions can result in unforeseen difficulties and can divert a disproportionate amount of management time and attention. There can be no assurance that future acquisitions will be completed or integrated successfully.

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

     The Company currently intends to retain earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. The operations of the Company are and are expected to be conducted through its direct and indirect subsidiaries. The covenants in certain debt instruments to which CNG or its subsidiaries are a party restrict the ability of CNG and its subsidiaries to make distributions to the Company to enable the Company to pay dividends. The amount of dividends that may be paid under each of these agreements is based in part on the operating results of the Company's subsidiaries, and there can be no assurance as to the amount or frequency of dividends that can be paid to the Company in future years. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation (the "Certificate") and By-Laws and of the Delaware General Corporation Law could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. In addition, the Company has adopted a stockholders' rights plan that includes certain provisions which could have similar anti-takeover effects. Any one of, or a combination of, the above anti-takeover provisions could discourage a third party from attempting to acquire control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     The shares of Common Stock offered hereby will be freely transferable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act. Virtually all of the Common Stock, other than shares held by affiliates of the Company, are freely tradable. Shares of Common Stock held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including sales pursuant to Rule 144 promulgated thereunder. The Company and the executive officers and Directors of the Company have agreed that, for a period of 120 days after the execution of the Underwriting Agreement, they will not, without the prior written consent of McDonald & Company Securities, Inc., offer, sell, contract to sell or otherwise dispose of any unrestricted shares of Common Stock, other equity securities of the Company or other securities convertible into or exercisable or exchangeable for any shares of Common Stock or grant options to purchase any shares of Common Stock, except in certain limited circumstances. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of the Common Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

     The public offering price per share of Common Stock has been determined by negotiations among the Company and representatives of the Underwriters based in part on the trading price of the Common Stock on the New York Stock Exchange and may not be indicative of the price at which the Common Stock will trade after completion of the Offering. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. The market price of the Common Stock could also be subject to significant fluctuations in response to the Company's operating results and other factors. There can be no assurance that the market price of the Common Stock will not decline below the price at which the shares of Common Stock are sold. See "Underwriting."

OTHER FACTORS AFFECTING FUTURE PERFORMANCE

     The Company's future liquidity, financial condition and operating results may be materially affected by a variety of factors, some of which may be beyond the control of the Company, including the Company's ability to select and stock merchandise attractive to customers, general economic cycles affecting consumer spending, weather factors affecting retail operations, its quality controls in optical manufacturing and engraving, operating factors affecting customer satisfaction, the mix of goods sold, pricing and other competitive factors, and the seasonality of the Company's businesses.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. For example, the fiscal year ended February 1, 1997 is referred to as "fiscal 1996." Fiscal 1996 consisted of a 52-week period. Fiscal 1995 and fiscal 1994 consisted of 53- and 52-week periods, respectively.

     The following is a discussion of the results of the Company's operations for the three fiscal years ended February 1, 1997 and for the 13 week periods ended May 3, 1997 and May 4, 1996.

13 WEEKS ENDED MAY 3, 1997 COMPARED TO 13 WEEKS ENDED MAY 4, 1996

     Net revenue for the first quarter of fiscal 1997 increased 75% to $249.5 million from $142.9 million for the same period in fiscal 1996. The increase was primarily attributable to the acquisitions of Pearle and Sears Optical of Canada in November 1996, which accounted for $85.5 million of the increase. For the quarter, the Company's consolidated comparable store sales increased 5.4% in fiscal 1997 and 7.6% in fiscal 1996. A strong comparable store sales increase of 10.9% at Cole Vision was primarily a result of successful eyewear promotions and growth in managed vision care sales. Comparable store sales decreased 3.7% at Cole Gift which was negatively impacted by the lower levels of mall traffic and unseasonably bad weather in the early spring. In the first quarter of fiscal 1997, the Company began classifying capitation and other fees associated with its growing managed vision care business as revenue, which previously had been netted with operating expenses. The opening of additional Cole Gift and Cole Vision units also contributed to the first quarter revenue increase. At May 3, 1997, the Company had 3,119 specialty service retail locations, including 327 franchised locations, compared to 2,308 at May 4, 1996.

     Gross profit increased to $163.8 million in the first quarter of fiscal 1997 from $98.4 million in the same period last year. The gross profit increase was primarily attributable to the addition of Pearle, increased revenue at Cole Vision and the classification of managed vision care fees as revenue. Gross margins for the first quarter of fiscal 1997 and fiscal 1996 were 65.6% and 68.9%, respectively. The lower gross margin percentage resulted primarily from the addition of Pearle which has a lower gross margin than the Company has historically experienced due to the higher costs of in-store laboratories and lower margin wholesale sales to franchised stores. This was partially offset by revenue generated by Pearle's franchise royalties and fees, interest income on Pearle's franchise notes receivable and the managed vision care fees, each of which has no corresponding cost of goods sold.

     Operating expenses increased 64.1% to $143.3 million in the first quarter of fiscal 1997 from $87.4 million in fiscal 1996, but as a percentage of revenue, operating expenses decreased to 57.4% in fiscal 1997 from 61.1% in fiscal 1996. The leverage improvement was primarily a result of the addition of Pearle, which has lower operating expenses as a percentage of revenue than the rest of the Company, along with leverage gains achieved by Cole Vision's comparable store sales increase. Fiscal 1997 depreciation and amortization expense of $7.8 million was $3.6 million more than fiscal 1996 reflecting the addition of Pearle and an increase in capital expenditures.

     Income from operations increased 85.2% to $12.6 million for the first quarter of fiscal 1997 from $6.8 million for the same period a year ago, primarily the result of the Pearle acquisition and strong sales growth at Cole Vision, offset in part by softer sales performance at Cole Gift.

     Net interest expense increased $3.2 million over the first quarter of fiscal 1996 to $8.2 million. The increase was primarily attributable to the additional interest on $150.0 million of Notes issued in connection with financing the Pearle acquisition, partially offset by a decrease in interest expense due to the purchase and subsequent retirement of $15.1 million of Senior Notes in the second quarter of fiscal 1996.

     An income tax provision was recorded in the first quarter of both fiscal 1997 and fiscal 1996 using the Company's estimated annual effective tax rate of 44%.

     Net income increased to $2.4 million for the first quarter of fiscal 1997 from $1.0 million for the first quarter of fiscal 1996. The increase was due to improvement in income from operations offset, in part, by the increase in net interest expense.

     The Company's business historically has been seasonal with approximately 30% of its net revenue and approximately 50% of its income from operations occurring in the fourth fiscal quarter because of the importance of gift sales during the Christmas retailing season. Although the acquisition of Pearle will moderate the seasonality of the Company due to relatively lower levels of optical product sales during the Christmas holiday season, the Company's business will remain seasonal. Therefore, results of operations for interim periods are not necessarily indicative of full year results.

FISCAL 1996 COMPARED TO FISCAL 1995

     On November 15, 1996, the Company acquired certain assets and all of the issued and outstanding common stock of Pearle. Immediately following the acquisition, the Company sold Pearle Holdings B.V., Pearle's European operations, to Pearle Trust B.V. The Company has a 20% common equity interest in Pearle Trust B.V. which operates 193 stores in the Netherlands and Belgium. A significant portion of the purchase price was financed by CNG, by the issuance of the Notes. The acquisition of Pearle has been accounted for under the purchase method of accounting. Accordingly, Pearle's results of operations have been included in the Company's consolidated statement of operations since the date of acquisition. For the eleven-week period, Pearle operated at approximately a break-even level with net revenue of $58.3 million reflecting the relatively lower level of optical retail sales during the holiday season. At February 1, 1997, the Pearle system included 348 company-operated optical stores and 338 franchised locations in the United States, Canada and the Caribbean. See Notes 2 and 3 of the Notes to Audited Consolidated Financial Statements for further discussion of the Pearle acquisition. Except as otherwise indicated, the following discussion of net revenue, gross profit and operating expenses relates to the Company on an historical basis without giving effect to the Pearle acquisition.

     Net revenue increased 8.4% to $625.7 million in fiscal 1996 from $577.1 million in fiscal 1995. The increase in consolidated revenue was due to a comparable store sales increase of 6.3% and to the opening of additional Cole Gift and Cole Vision units including 75 optical locations in Canada as a result of the acquisition of AOCO Limited in November 1996. This was partially offset by one less week of sales in fiscal 1996 compared to fiscal 1995 and the closing of 95 low-volume Cole Gift departments. Comparable store sales increased 10.7% at Cole Vision primarily as a result of successful eyewear promotions and growth in the managed vision care program. Comparable store sales increased 1.4% at Cole Gift benefiting from the roll-out of monogrammed soft goods and the introduction of new merchandise. At February 1, 1997, the Company had 3,115 specialty service retail locations including the Pearle company-operated stores and 338 franchised locations, versus 2,378 at the end of the prior year.

     Gross profit increased to $429.4 million in fiscal 1996 from $394.2 million in fiscal 1995. Gross margins for fiscal 1996 and fiscal 1995 were 68.6% and 68.3%, respectively. The increase in gross margin percentage was the result of lower product costs, improved optical lab productivity and a higher level of personalization in the sales mix at Things Remembered. In fiscal 1997, the Company's consolidated gross margin is expected to decline from its historical levels as Pearle has a lower gross margin than the Company due to the higher costs of in-store laboratories and lower margin wholesale sales to franchised stores partially offset by franchise royalties, fees and interest income on franchise notes receivable which have no corresponding cost of goods sold.

     Operating expenses increased 8.2% to $359.8 million in fiscal 1996 from $332.5 million the prior year. As a percentage of revenue, operating expenses decreased to 57.5% in fiscal 1996 from 57.6% in fiscal 1995. Operating expenses increased primarily due to higher advertising expenditures, payroll costs and store occupancy expenses, partly offset by one less week in fiscal 1996. Advertising expenditures at Cole Vision were increased for optical promotions to encourage continued sales growth above last year's successful promotions. Payroll costs increased because of more higher-volume retail units open in 1996, including an increased number of Things Remembered personalization superstores, and additional payroll to support increased sales.

Store occupancy expenses increased primarily as a result of the increased number of Things Remembered personalization superstores and higher percentage rents caused by increased comparable store sales. Fiscal 1996 depreciation and amortization expense of $17.6 million was $1.9 million more than fiscal 1995 reflecting an increase in capital expenditures.

     In the fourth quarter of fiscal 1996, the Company recorded a $64.4 million pre-tax charge for certain unusual and non-recurring items. Such charge was primarily related to the acquisition of Pearle and included costs incurred related to the integration and consolidation of Pearle into the Company's operations, as well as certain other non-recurring charges. See Note 3 of the Notes to Audited Consolidated Financial Statements for further discussion of the business integration and other non-recurring charges.

     Income from operations excluding the charge for non-recurring items increased 13.2% to $52.0 million in fiscal 1996 from $46.0 million the prior year. The increase was primarily attributable to increased revenue, higher gross margin and improved leveraging of operating expenses.

     Net interest expense for fiscal 1996 of $22.0 million was $0.6 million more than that of the prior year. This increase was primarily due to $3.4 million of additional interest expense related to the financing of the Pearle acquisition offset by decreases in interest expense due to the retirement of $5.0 million of the Senior Notes in November 1995, the purchase and subsequent retirement of $15.1 million of Senior Notes in the second quarter of fiscal 1996, the elimination of working capital borrowings and increased interest income from an increase in temporary cash investments.

     The income tax benefit of $6.8 million for fiscal 1996 includes a $20.0 million income tax benefit related to the charge for business integration and other non-recurring items. The effective income tax rate on income excluding the charge for business integration and other non-recurring items was 44.0% in fiscal 1996 and 1995. This rate reflects the significant impact of non-deductible amortization of goodwill in both years. A more complete discussion of income taxes is included in Note 9 of the Notes to Audited Consolidated Financial Statements.

     The net loss in fiscal 1996 of $28.3 million included a $0.7 million extraordinary loss, net of an income tax benefit of $0.5 million, recorded in the second quarter in connection with the early extinguishment of debt representing the payment of premiums, the write-off of unamortized discount and other costs associated with purchasing the debt.

FISCAL 1995 COMPARED TO FISCAL 1994

     Net revenue increased 9.3% to $577.1 million in fiscal 1995 from $528.0 million in fiscal 1994. The increase in consolidated revenue was due to a comparable store sales increase of 3.4%, sales for the 53rd week of approximately $9.3 million and additional Things Remembered and Cole Vision units open in fiscal 1995. Comparable store sales increased primarily as a result of successful eyewear promotions and growth in the managed vision care program at Cole Vision and expanded gift and soft goods merchandise at Things Remembered locations. Fourth quarter comparable store sales were even with last year as the retail industry in general experienced a very difficult Christmas season and severe weather conditions in many major markets. At February 3, 1996, the Company operated 2,378 specialty service retail locations versus 2,287 at the end of the prior year. The net increase in retail units includes the acquisition by Cole Vision on May 21, 1995, of 59 optical departments located in BJ's Wholesale Club stores and the sale of the Company's 39 Sunspot fashion sunglass kiosks as of April 29, 1995.

     Gross profit increased to $394.2 million in fiscal 1995 from $363.3 million in fiscal 1994. Gross margins for fiscal 1995 and fiscal 1994 were 68.3% and 68.8%, respectively. The decrease in gross margin percentage was primarily due to an increase in the sales of lower margin optical products, including disposable contact lenses, and a lower mix of higher margin merchandise, primarily keys, at CGC. Gross margin in the fourth quarter of fiscal 1995, however, improved to 67.1% from 66.9% in fiscal 1994, benefiting from fiscal 1994 and 1995 investments aimed at increasing optical laboratory capacity and production efficiency and from reduced material costs for spectacles.

     Operating expenses increased 8.8% to $332.5 million in fiscal 1995 from $305.5 million the prior year. As a percentage of revenue, operating expenses decreased to 57.6% in fiscal 1995 from 57.8% in fiscal 1994. Operating expenses increased primarily because of higher payroll costs, store occupancy expenses and advertising expense due, in part, to the 53rd week. The higher payroll costs were also the result of more retail units in fiscal 1995 and additional payroll to support the higher level of sales. Partially offsetting the payroll increases were savings from outsourcing the Company's data processing operations in fiscal 1995. Store occupancy expense increased because of the increased number of retail units and higher percentage rents due to increased comparable store sales. Advertising costs increased primarily as a result of additional efforts to support eyewear promotions. Also included in operating expense in fiscal 1995 was a $0.2 million provision for the closing of approximately 90 low volume leased key and gift departments in the first quarter of fiscal 1996. Fiscal 1995 depreciation and amortization expense of $15.7 million was $0.8 million more than fiscal 1994 reflecting an increase in capital expenditures that began in the latter part of fiscal 1993.

     Income from operations increased 7.0% to $46.0 million in fiscal 1995 from $43.0 million the prior year. The increase was primarily attributable to the increased revenue. The lower gross margin percentage was partially offset by improved leveraging of operating expenses.

     Net interest expense for fiscal 1995 of $21.4 million was $1.8 million less than that of the prior year. This decrease was primarily due to retirement of debt in connection with the Company's initial public offering of its common stock (the "IPO") on April 18, 1994 and the retirement of $5.0 million of the Senior Notes in November 1995 along with higher interest income.

     The income tax provision of $10.8 million for fiscal 1995 represents an effective tax rate of 44.0%. This rate reflects the significant impact of non-deductible amortization of goodwill. The income tax benefit of $4.9 million in fiscal 1994 included the effects of utilizing all of the Company's net operating loss carryforwards and the reversal of a valuation allowance on net deferred tax assets in the fourth quarter of fiscal 1994.

     Net income in fiscal 1994 of $24.7 million included a loss on early extinguishment of debt of $0.9 million to reflect the payment of premiums, the write-off of unamortized debt discount and other costs associated with retiring the debt in connection with the IPO.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity is funds provided from operations of its wholly owned subsidiaries. In addition, CNG's operating subsidiaries have available to them working capital commitments of $75.0 million, reduced by commitments under letters of credit, under a credit facility put in place at the time of the Pearle acquisition (the "Credit Facility"). The Credit Facility replaced a $50.0 million revolving credit facility. There were no working capital borrowings outstanding during the first quarter of fiscal 1997 or at any time during fiscal 1996.

     The Credit Facility contains covenants restricting the ability of the Company's operating subsidiaries to, among other things, pay dividends or make other restricted payments to the Company or CNG. The Credit Facility permits CNG's subsidiaries to pay dividends to CNG to the extent necessary to permit CNG to pay all interest and principal on the Senior Notes and the Notes when due.

     During the second quarter of fiscal 1996, the Company completed a public offering of 1,437,500 shares of its common stock at an offering price of $19.25 per share. The net proceeds from the offering were $26.2 million. A portion of the net proceeds was used to purchase in the open market $15.1 million of Senior Notes plus accrued interest thereon.

     During the fourth quarter of fiscal 1996, in connection with the acquisition of Pearle, CNG issued the Notes in the aggregate amount of $150.0 million. Issuance of the Notes and the retirement of $15.1 million of Senior Notes will result in a net increase in annual interest expense in fiscal 1997 compared to fiscal 1996 of approximately $11.0 million including amortization of the discount on the Notes and related deferred financing costs.

     As of May 3, 1997, the Company had outstanding $165.8 million of Senior Notes and $150.0 million of Notes. The Senior Notes and the Notes are unsecured and mature October 1, 2001 and December 31, 2006, respectively, with no earlier scheduled redemption or sinking fund payment. The Senior Notes bear interest at a rate of 11.25% per annum, payable semi-annually on each April 1 and October 1. The Notes bear interest at a rate of 9.875% per annum, payable semi-annually on each June 30 and December 31, commencing June 30, 1997. The indentures pursuant to which the Senior Notes and the Notes were issued contain certain optional and mandatory redemption features and other financial covenants, including restrictions on the ability of CNG to pay dividends or make other restricted payments to the Company. The indentures permit dividend payments to the Company of one-half of CNG's consolidated net income, provided that no default or event of default has occurred under the indentures and that CNG has met a specified fixed charge coverage ratio test. The indentures also permit payments to the Company for certain tax obligations and for administrative expenses of the Company not to exceed 0.25% of net revenue. See Note 5 of the Notes to Audited Consolidated Financial Statements.

     The Company has no significant principal payment obligations under any of its outstanding indebtedness until the Senior Notes mature in 2001. The ability of the Company and its subsidiaries to satisfy that obligation will be primarily dependent upon future financial and operating performance of the subsidiaries and upon the Company's ability to renew or refinance borrowings or to raise additional equity capital.

     Cash balances at February 1, 1997 were $73.1 million compared to $29.3 million at February 3, 1996. Operations generated net cash of $84.7 million in fiscal 1996, $36.5 million in fiscal 1995, $15.6 million in fiscal 1994, and used cash of $39.0 million in the first quarter of 1997 compared to $12.6 million in the first quarter of fiscal 1996. The $26.4 million increase in cash used by operations in the first quarter of fiscal 1997 as compared to the first quarter of fiscal 1996 was primarily attributable to the payment of $15.0 million of taxes due on the sale of Pearle's European operation, increased payments related to inventory disbursements, and payment of certain business integration and other non-recurring charges accrued in fiscal 1996, partially offset by an increase in net income and higher depreciation and amortization expense. The $48.2 million increase in cash provided by operations in fiscal 1996 compared to fiscal 1995 was primarily attributable to an increase in accounts payable and accrued liabilities of $35.2 million excluding amounts related to the non-recurring charge, increased income from operations of $6.1 million excluding the non-recurring charge, increased depreciation and amortization expense of $4.4 million and increased accrued income taxes. Accrued income taxes at February 1, 1997 includes $15.0 million of taxes due on the sale of Pearle's European business that were reimbursed to the Company by the seller in connection with the Pearle acquisition. These cash flow increases were partly offset by an increase in inventories of $3.6 million versus a $2.5 million reduction in fiscal 1995. The $64.4 million charge for business integration and other non-recurring items recorded in fiscal 1996 had little effect on the change in cash flow for fiscal 1996 since most of the items were either non-cash or were accrued at year end. The total cash outlay related to this charge is expected to be approximately $41.1 million ($21.1 million after tax), of which $2.9 million has been paid as of February 1, 1997. The remaining amount is expected to be incurred within the next 12 to 18 months, except for certain lease costs which may be incurred over the remaining life of the leases.

     The $20.9 million increase in cash provided by operations in fiscal 1995 compared to fiscal 1994 was primarily due to a $2.5 million reduction in inventory, despite a 9.3% increase in revenue, compared to an $8.7 million increase in inventory the prior year. Also, income from operations in fiscal 1995 was higher by $3.0 million and interest expense was lower by $1.8 million than in fiscal 1994.

     Net capital additions were $23.5 million, $19.8 million and $18.5 million in fiscal 1996, 1995 and 1994, respectively, and $7.0 million and $3.4 million in the first quarter of fiscal 1997 and fiscal 1996, respectively. In addition, the Company used $157.4 million for the purchases of Pearle and AOCO Limited and $6.1 million for the investment in Pearle Trust B.V. in fiscal 1996, $0.8 million for the purchase of the BJ's Wholesale Club optical departments in fiscal 1995 and $4.7 million for the purchase of 107 Montgomery Ward optical departments in fiscal 1994. The majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and the remodeling of existing stores. For fiscal 1997, the Company expects to continue to expand the number of stores as well as remodel and relocate stores. The Company currently estimates capital expenditures in fiscal 1997 will exceed $30.0 million including Pearle.

     The Company has acquired land and is constructing a new warehouse and distribution facility for Cole Gift that is expected to improve distribution efficiencies. The facility, which the Company expects will be completed in the second quarter of fiscal 1997, is expected to be financed through a sale and lease-back transaction or through conventional secured real estate financing. The Company estimates the cost of this facility to be approximately $10 million.

     The Company believes that funds provided from operations along with funds available under the Credit Facility will provide adequate sources of long-term liquidity to allow the Company's operating subsidiaries to continue to expand the number of stores.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information regarding the Company's directors and executive officers, who also hold comparable positions at CNG.

                                  YEARS OF
                                  SERVICE
       NAME           AGE       WITH COMPANY                       POSITION
------------------    ---     ----------------     -----------------------------------------
Jeffrey A. Cole       56             28            Chairman, Chief Executive Officer, Chief
                                                   Financial Officer and Director
Brian B. Smith        44             15            President, Chief Operating Officer and
                                                   Director
Joseph Gaglioti       51             16            Vice President and Treasurer
Wayne L. Mosley       43             11            Vice President and Controller
Timothy F. Finley     53              5            Director
Irwin N. Gold         40              5            Director
Peter V. Handal       54              5            Director
Charles A. Ratner     55              2            Director
Walter J. Salmon      66             --            Director

     Mr. Finley is Chief Executive Officer of Jos. A. Bank Clothiers, Inc. and Chairman and President of The Finley Group. Mr. Gold is a Managing Partner of Houlihan Lokey Howard & Zukin. Mr. Handal is President of COWI International Group, President of J4P Associates and President of Fillmore Leasing Company. Mr. Ratner is President and Chief Executive Officer of Forest City Enterprises, Inc. and Chairman of Forest City Rental Properties Corporation. Mr. Salmon was elected Director in June 1997 and is the Stanley Roth, Sr., Professor of Retailing at the Harvard University Graduate School of Business Administration.

                                  UNDERWRITING


     In the Underwriting Agreement, the Underwriters, represented by Smith Barney Inc. and McDonald & Company Securities, Inc., as joint lead managers and joint bookrunners, and Deutsche Morgan Grenfell Inc. (the "Representatives"), have agreed, severally, subject to the terms and conditions therein set forth, to purchase from the Company, and the Company has agreed to sell to them, the number of shares of Common Stock totalling 2,000,000 shares, set forth opposite their respective names below. The Underwriters are committed to take and pay for all shares if any shares are purchased.



                                                                            NUMBER OF
                                   UNDERWRITERS                              SHARES
        ------------------------------------------------------------------  ---------
        Smith Barney Inc..................................................
        McDonald & Company Securities, Inc................................
        Deutsche Morgan Grenfell Inc......................................

                                                                            ---------
             Total........................................................  2,000,000
                                                                            =========


     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain selected dealers who are members of the National Association of
Securities Dealers, Inc. (the "NASD") a discount not exceeding $          per
share, and the Underwriters may allow, and such selected dealers may re-allow, a
discount not exceeding $          per share to other dealers who are members of
the NASD. After this Offering, the public offering price and the discount to dealers may be changed by the Representatives.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 shares of Common Stock at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of the option shares as the number of shares to be purchased and offered by that Underwriter in the table above bears to the total.


     The Company has agreed to indemnify the Underwriters against certain liabilities which may be incurred in connection with the Offering, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make.

     The Company and its directors and executive officers have agreed not to sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the consent of McDonald & Company Securities, Inc. for a period of 120 days from the date of this Prospectus, except for awards of management stock options or issuances of shares upon the exercise of outstanding warrants or stock options or pursuant to other employee benefit plans.

     The Representatives have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or a purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is a bid for or a purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Smith Barney Inc. and McDonald & Company Securities, Inc. have from time to time performed various investment banking services for the Company. In 1996, Smith Barney Inc. and McDonald & Company Securities, Inc. provided financial advisory services to the Company and received customary fees in respect of such services.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

                                    EXPERTS

     The audited consolidated financial statements and financial statement schedule included and incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Pearle, Inc. and subsidiaries as of September 30, 1996 and 1995 and for each of the years in the three-year period ended September 30, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the September 30, 1996 consolidated financial statements refers to a change in accounting for income taxes.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets at May 3, 1997 and February 1, 1997.....................  F-2
  Consolidated Statements of Operations for the 13 weeks ended May 3, 1997 and May 4,
     1996.............................................................................  F-3
  Consolidated Statements of Cash Flows for the 13 weeks ended May 3, 1997 and May 4,
     1996.............................................................................  F-4
  Notes to Consolidated Financial Statements..........................................  F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants............................................  F-6
  Consolidated Balance Sheets at February 1, 1997 and February 3, 1996................  F-7
  Consolidated Statements of Operations for the 52 weeks ended February 1, 1997, the
     53 weeks ended February 3, 1996 and the 52 weeks ended January 28, 1995..........  F-8
  Consolidated Statements of Stockholders' Equity for the 52 weeks ended February 1,
     1997, the 53 weeks ended February 3, 1996 and the 52 weeks ended January 28,
     1995.............................................................................  F-9
  Consolidated Statements of Cash Flows for the 52 weeks ended February 1, 1997, the
     53 weeks ended February 3, 1996 and the 52 weeks ended January 28, 1995..........  F-10
  Notes to Consolidated Financial Statements..........................................  F-11

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(DOLLARS IN THOUSANDS)

                                                                      MAY 3,         FEBRUARY 1,
                                                                       1997             1997
                                                                     ---------       -----------
ASSETS
Current assets:
  Cash and temporary cash investments............................    $  20,205        $   73,141
  Accounts receivable, less allowance for doubtful accounts of
     $1,632 in 1997 and $3,068 in 1996...........................       41,845            39,660
  Current portion of notes receivable............................        5,106             6,060
  Inventories....................................................      127,456           119,236
  Prepaid expenses and other.....................................        8,658             7,378
  Deferred income tax benefits...................................       24,948            24,948
                                                                     ---------        ----------
          Total current assets...................................      228,218           270,423
Property and equipment, at cost..................................      223,596           216,575
  Less -- accumulated depreciation and amortization..............     (107,611)         (100,918)
                                                                     ---------        ----------
          Total property and equipment, net......................      115,985           115,657
Other assets:
  Notes receivable, excluding current portion....................       25,507            27,951
  Deferred income taxes and other................................       36,534            29,504
  Intangible assets, net.........................................      138,237           139,308
                                                                     ---------        ----------
          Total assets...........................................    $ 544,481        $  582,843
                                                                     =========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..............................    $   1,330        $    1,336
  Accounts payable...............................................       44,791            62,379
  Accrued interest...............................................        8,706             9,630
  Accrued liabilities............................................      116,095           123,263
  Accrued income taxes...........................................        6,093            21,970
                                                                     ---------        ----------
          Total current liabilities..............................      177,015           218,578
Long-term debt, net of discount and current portion..............      317,328           317,547
Other long-term liabilities......................................       26,956            27,000
Stockholders' equity:
  Common stock...................................................           12                12
  Paid-in capital................................................      132,714           131,238
  Foreign currency translation adjustment........................       (1,066)             (606)
  Notes receivable-stock option exercise.........................       (1,024)           (1,024)
  Accumulated deficit............................................     (107,454)         (109,902)
                                                                     ---------        ----------
          Total stockholders' equity.............................       23,182            19,718
                                                                     ---------        ----------
          Total liabilities and stockholders' equity.............    $ 544,481        $  582,843
                                                                     =========        ==========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           13 WEEKS ENDED
                                                                       -----------------------
                                                                        MAY 3,         MAY 4,
                                                                         1997           1996
                                                                       --------       --------
Net revenue........................................................    $249,530       $142,890
Costs and expenses:
  Cost of goods sold...............................................      85,770         44,500
  Operating expenses...............................................     143,343         87,352
  Depreciation and amortization....................................       7,815          4,235
                                                                       --------       --------
          Total costs and expenses.................................     236,928        136,087
                                                                       --------       --------
Income from operations.............................................      12,602          6,803
Interest expense, net..............................................       8,231          5,052
                                                                       --------       --------
Income before income taxes.........................................       4,371          1,751
Income tax provision...............................................       1,923            771
                                                                       --------       --------
Net income.........................................................    $  2,448       $    980
                                                                       ========       ========
Earnings per share.................................................    $    .20       $    .09
                                                                       ========       ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(DOLLARS IN THOUSANDS)

                                                                           13 WEEKS ENDED
                                                                       -----------------------
                                                                        MAY 3,         MAY 4,
                                                                         1997           1996
                                                                       --------       --------
Cash flows from operating activities:
  Net income.......................................................    $  2,448       $    980
  Adjustments to reconcile net income to net cash used by operating activities:
     Depreciation and amortization.................................       7,815          4,235
     Non-cash interest.............................................          96            106
     Change in assets and liabilities:
       Increase in accounts and notes receivable, prepaid expenses
        and other assets...........................................      (1,564)        (2,079)
       Increase in inventories.....................................      (8,220)        (3,610)
       Decrease in accounts payable, accrued liabilities and other
        liabilities................................................     (22,767)        (3,842)
       Decrease in accrued interest................................        (924)        (5,107)
       Decrease in accrued income taxes............................     (15,877)        (3,278)
                                                                       --------       --------
          Net cash used by operating activities....................     (38,993)       (12,595)
                                                                       --------       --------
Cash flows from financing activities:
  Repayment of long-term debt......................................        (296)          (221)
  Proceeds from exercise of stock options and warrants.............         841             82
  Other............................................................        (152)            --
                                                                       --------       --------
          Net cash provided (used) by financing activities.........         393           (139)
                                                                       --------       --------
Cash flows from investing activities:
  Purchases of property and equipment, net.........................      (7,048)        (3,406)
  Systems development costs........................................      (2,543)          (349)
  Other, net.......................................................      (4,745)          (145)
                                                                       --------       --------
          Net cash used by investing activities....................     (14,336)        (3,900)
                                                                       --------       --------
Cash and temporary cash investments:
  Net decrease during the period...................................     (52,936)       (16,634)
  Balance, beginning of the period.................................      73,141         29,260
                                                                       --------       --------
  Balance, end of the period.......................................    $ 20,205       $ 12,626
                                                                       ========       ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(1) BASIS OF PRESENTATION AND ACCOUNTING POLICIES

     The Consolidated financial statements include the accounts of Cole National Corporation (CNC), its wholly owned subsidiaries, including Cole National Group, Inc. (CNG), and CNG's wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

     The accompanying consolidated financial statements have been prepared without audit and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures herein are adequate to make the information not misleading. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended February 1, 1997.

     In the opinion of management, the accompanying financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of May 3, 1997 and the results of operations and cash flows for the 13 weeks ended May 3, 1997 and May 4, 1996.

  Inventories

     The accompanying interim consolidated financial statements have been prepared without physical inventories. Inventories at May 3, 1997 and May 4, 1996 were valued at the lower of first-in, first-out (FIFO) cost or market.

  Cash Flows

     Net cash flows from operating activities reflect cash payments for income taxes and interest of $17,967,126 and $9,553,000, respectively, for the 13 weeks ended May 3, 1997, and $4,095,000 and $10,323,000, respectively, for the 13 weeks ended May 4, 1996.

  Earnings Per Share

     Earnings per share for the 13 weeks ended May 3, 1997 and May 4, 1996 have been calculated based on 12,019,488 and 10,435,423, respectively, weighted average number of common shares outstanding. The impact of common stock equivalents is not material to first quarter results.

     In the fourth quarter of fiscal 1997 the Company will adopt Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". Under SFAS 128, the Company's basic earnings per share and fully diluted earnings per share will be presented on the face of the income statement. The basic earnings per share will be determined using only the weighted average number of outstanding shares during the period. The computation for fully diluted earnings per share will include common stock equivalents and will not differ materially from current accounting requirements. For the quarter ended May 3, 1997, the number of shares used to compute basic earnings per share is the same as the weighted average number of shares used to compute primary earnings per share (shown above).

(2) SEASONALITY

     The Company's business historically has been seasonal with approximately 30% of its net revenue and approximately 50% of its income from operations occurring in the fourth fiscal quarter because of the importance of gift sales during the Christmas retailing season. Although the acquisition of Pearle will moderate the seasonality of the Company due to relatively lower levels of optical product sales during the Christmas holiday season, the Company's business will remain seasonal. Therefore, results of operations for interim periods are not necessarily indicative of full year results.

(3) RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified to conform with the 1997 presentation.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS OF COLE NATIONAL CORPORATION:

     We have audited the accompanying consolidated balance sheets of Cole National Corporation (a Delaware corporation) and Subsidiaries (the Company) as of February 1, 1997 and February 3, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cole National Corporation and Subsidiaries as of February 1, 1997 and February 3, 1996 and the results of their operations and their cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

                                                   ARTHUR ANDERSEN LLP

Cleveland, Ohio,
March 19, 1997.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)

                                                                     FEBRUARY 1,       FEBRUARY 3,
                                                                        1997              1996
                                                                     -----------       -----------
                             ASSETS
Current assets:
  Cash and temporary cash investments............................     $   73,141        $  29,260
  Accounts receivable, less allowance for doubtful accounts of
     $3,068 in 1996 and $0 in 1995...............................         39,660           18,589
  Current portion of notes receivable............................          6,060               --
  Inventories....................................................        119,236           84,794
  Prepaid expenses and other.....................................          7,378            5,892
  Deferred income tax benefits...................................         24,948            9,872
                                                                      ----------        ---------
          Total current assets...................................        270,423          148,407
Property and equipment, at cost..................................        216,575          157,050
  Less -- accumulated depreciation and amortization..............       (100,918)         (90,909)
                                                                      ----------        ---------
          Total property and equipment, net......................        115,657           66,141
Other assets:
  Notes receivable, excluding current portion....................         27,951               --
  Deferred income taxes and other................................         29,504            5,070
  Intangible assets, net.........................................        139,308           81,163
                                                                      ----------        ---------
          Total assets...........................................     $  582,843        $ 300,781
                                                                      ==========        =========
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..............................     $    1,336        $     705
  Accounts payable...............................................         62,379           29,273
  Accrued interest...............................................          9,630            7,050
  Accrued liabilities............................................        123,263           51,638
  Accrued income taxes...........................................         21,970            5,976
                                                                      ----------        ---------
          Total current liabilities..............................        218,578           94,642
Long-term debt, net of discount and current portion..............        317,547          181,903
Other long-term liabilities......................................         27,000            7,103
Stockholders' equity:
  Preferred stock................................................             --               --
  Common stock...................................................             12               10
  Paid-in capital................................................        131,238           99,827
  Foreign currency translation adjustment........................           (606)              --
  Notes receivable-stock option exercise.........................         (1,024)          (1,117)
  Accumulated deficit............................................       (109,902)         (81,587)
                                                                      ----------        ---------
          Total stockholders' equity.............................         19,718           17,133
                                                                      ----------        ---------
          Total liabilities and stockholders' equity.............     $  582,843        $ 300,781
                                                                      ==========        =========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         52 WEEKS          53 WEEKS          52 WEEKS
                                                           ENDED             ENDED             ENDED
                                                        FEBRUARY 1,       FEBRUARY 3,       JANUARY 28,
                                                           1997              1996              1995
                                                        -----------       -----------       -----------
Net revenue.........................................     $ 683,990         $ 577,091         $ 528,049
Costs and expenses:
  Cost of goods sold................................       221,304           182,934           164,723
  Operating expenses................................       390,518           332,471           305,470
  Depreciation and amortization.....................        20,129            15,730            14,892
  Business integration and other non-recurring
     charges........................................        64,400                --                --
                                                         ---------         ---------         ---------
          Total costs and expenses..................       696,351           531,135           485,085
                                                         ---------         ---------         ---------
Income (loss) from operations.......................       (12,361)           45,956            42,964
Interest expense....................................       (23,735)          (22,149)          (23,680)
Interest income.....................................         1,704               761               464
                                                         ---------         ---------         ---------
Income (loss) before income taxes and extraordinary
  item..............................................       (34,392)           24,568            19,748
Income tax provision (benefit)......................        (6,759)           10,810            (4,909)
                                                         ---------         ---------         ---------
Income (loss) before extraordinary item.............       (27,633)           13,758            24,657
Extraordinary loss on early extinguishment of
  debt..............................................          (682)               --              (917)
                                                         ---------         ---------         ---------
Net income (loss)...................................     $ (28,315)        $  13,758         $  23,740
                                                         =========         =========         =========
Earnings (loss) per common share:
  Income (loss) before extraordinary item...........     $   (2.44)        $    1.32         $    2.62
  Extraordinary loss................................          (.06)               --              (.10)
                                                         ---------         ---------         ---------
  Net income (loss).................................     $   (2.50)        $    1.32         $    2.52
                                                         =========         =========         =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

                                                                        NOTES
                                                       FOREIGN        RECEIVABLE
                                                       CURRENCY         STOCK                             TOTAL
                              COMMON     PAID-IN      TRANSLATION       OPTION        ACCUMULATED     STOCKHOLDERS'
                              STOCK      CAPITAL      ADJUSTMENT       EXERCISE         DEFICIT          EQUITY
                              ------     --------     ----------     ------------     -----------     -------------
Balance, January 29, 1994...   $  5      $ 45,140       $   --         $ (1,130)       $(119,085)       $ (75,070)
                               ----      --------       ------         --------        ---------        ---------
  Net income................     --            --           --               --           23,740           23,740
  Proceeds from initial
     public offering........      5        54,535           --               --               --           54,540
  Exercise of stock
     options................     --            74           --               --               --               74
  Repayment of notes
     receivable.............     --            --           --               22               --               22
                               ----      --------       ------         --------        ---------        ---------
Balance, January 28, 1995...     10        99,749           --           (1,108)         (95,345)           3,306
                               ----      --------       ------         --------        ---------        ---------
  Net income................     --            --           --               --           13,758           13,758
  Exercise of stock
     options................     --            78           --               (9)              --               69
                               ----      --------       ------         --------        ---------        ---------
Balance, February 3, 1996...     10        99,827           --           (1,117)         (81,587)          17,133
                               ----      --------       ------         --------        ---------        ---------
  Net loss..................     --            --           --               --          (28,315)         (28,315)
  Net proceeds from sale of
     common stock...........      1        26,201           --               --               --           26,202
  Stock options granted.....     --         4,153           --               --               --            4,153
  Exercise of stock
     options................      1         1,057           --              (49)              --            1,009
  Repayment of notes
     receivable.............     --            --           --              142               --              142
  Effect of foreign currency
     translation............     --            --         (606)              --               --             (606)
                               ----      --------       ------         --------        ---------        ---------
Balance, February 1, 1997...   $ 12      $131,238       $ (606)        $ (1,024)       $(109,902)       $  19,718
                               ====      ========       ======         ========        =========        =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                        52 WEEKS          53 WEEKS          52 WEEKS
                                                          ENDED             ENDED             ENDED
                                                       FEBRUARY 1,       FEBRUARY 3,       JANUARY 28,
                                                          1997              1996              1995
                                                       -----------       -----------       -----------
Cash flows from operating activities:
  Net income (loss)................................     $  (28,315)       $  13,758         $  23,740
  Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
     Extraordinary loss on early extinguishment of
       debt........................................            682               --               917
     Non-recurring charges.........................         23,292               --                --
     Depreciation and amortization.................         20,129           15,730            14,892
     Non-cash interest expense.....................            440              454               469
     Deferred income taxes.........................        (16,194)           4,495           (10,153)
     Change in assets and liabilities net of
       effects from acquisitions:
       Increase in accounts and notes receivable,
          prepaid expenses and other assets........         (3,967)          (4,905)           (4,610)
       Decrease (increase) in inventories..........         (3,582)           2,452            (8,723)
       Increase (decrease) in accounts payable,
          accrued liabilities, and other
          liabilities..............................         73,382            3,095            (1,252)
       Increase (decrease) in accrued interest.....          2,580              115            (2,451)
       Increase in accrued income taxes............         16,256            1,332             2,807
                                                        ----------        ---------         ---------
          Net cash provided by operating
            activities.............................         84,703           36,526            15,636
                                                        ----------        ---------         ---------
Cash flows from financing activities:
  Repayment of long-term debt......................        (17,105)          (5,406)          (56,859)
  Payment of deferred financing fees...............         (6,066)              --              (100)
  Net proceeds from sale of common stock...........         26,202               --            54,540
  Proceeds from long-term debt, net................        148,875               --                --
  Other............................................            664               69                96
                                                        ----------        ---------         ---------
          Net cash provided (used) by financing
            activities.............................        152,570           (5,337)           (2,323)
                                                        ----------        ---------         ---------
Cash flows from investing activities:
  Purchases of property and equipment, net.........        (23,469)         (19,832)          (18,527)
  Acquisitions of businesses, net of cash
     acquired......................................       (157,426)            (800)           (4,675)
  Investment in Pearle Trust B.V...................         (6,102)              --                --
  Systems development costs........................         (3,820)            (755)           (1,295)
  Other, net.......................................         (2,575)            (272)               10
                                                        ----------        ---------         ---------
          Net cash used by investing activities....       (193,392)         (21,659)          (24,487)
                                                        ----------        ---------         ---------
Cash and temporary cash investments:
  Net increase (decrease) during the period........         43,881            9,530           (11,174)
  Balance, beginning of the period.................         29,260           19,730            30,904
                                                        ----------        ---------         ---------
  Balance, end of the period.......................     $   73,141        $  29,260         $  19,730
                                                        ==========        =========         =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Cole National Corporation (CNC), its wholly owned Subsidiaries, including Cole National Group, Inc. (CNG), and CNG's wholly owned subsidiaries (collectively, the Company). CNG's subsidiaries include Pearle, Inc. (Pearle) which was acquired on November 15, 1996 (see Note 2). All significant intercompany transactions have been eliminated in consolidation.

     The Company is a specialty service retailer operating in both host and non-host environments. The Company's primary lines of business are eyewear products and services, and personalized gifts. Eyewear products and services and personalized gifts represented approximately 60% and 40%, respectively, of sales in 1996 and 50% of sales each in 1995 and 1994. With the acquisition of Pearle, eyewear products and services are expected to comprise over 70% of the Company's net revenue in 1997.

     The Company sells its products through over 2,777 company-owned retail locations and 338 franchised locations in all 50 states, Canada, and the Caribbean, and differentiates itself from other specialty retailers by providing value-added services at the point of sale at all of its retail locations. The Company considers its operations to be in one business segment.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. Fiscal years 1996 and 1994 consisted of 52 weeks while fiscal year 1995 consisted of 53 weeks.

  Inventories

     The Company's inventories are valued at the lower of first-in, first-out
(FIFO) cost or market.

  Property and Depreciation

     The Company's policy is to provide depreciation using the straight-line method over a period which is sufficient to amortize the cost of the asset during its useful life or lease term, whichever is shorter.

     Estimated useful lives for depreciation purposes are:

        Buildings and improvements...................................... 5 to 40 years
        Equipment....................................................... 3 to 10 years
        Furniture and fixtures.......................................... 2 to 10 years
        Leasehold improvements.......................................... 2 to 20 years

     Property and equipment, at cost, consist of the following as of February 1, 1997 and February 3, 1996 (000's omitted):

                                                                       1997         1996
                                                                     --------     --------
    Land and buildings.............................................. $ 10,604     $  3,615
    Furniture, fixtures and equipment...............................  148,116      116,968
    Leasehold improvements..........................................   57,855       36,467
                                                                     --------     --------
      Total property and equipment.................................. $216,575     $157,050
                                                                     ========     ========

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

  Store Opening Expenses

     Store opening expenses are charged to operations in the year the store is opened, which is generally the year the expense is incurred.

  Notes Receivable

     The Company's notes receivable are primarily from Pearle's franchisees throughout the U.S. and are collateralized by inventory, equipment, and leasehold improvements at each location. The notes generally bear interest at the prime rate plus 3% and require monthly payments of principal and interest over periods of up to ten years.

  Intangible Assets

     Intangible assets, net consist of the following at February 1, 1997 and February 3, 1996 (000's omitted):

                                                                       1997         1996
                                                                     --------     --------
    Tradenames...................................................... $ 49,198     $     --
    Goodwill........................................................   90,110       81,163
                                                                     --------     --------
                                                                     $139,308     $ 81,163
                                                                     ========     ========

     Tradenames acquired in connection with the Pearle acquisition are being amortized on a straight-line basis over 40 years and are presented net of accumulated amortization of $262,000 at February 1, 1997.

     Goodwill is being amortized on a straight-line basis over 40 years and is presented net of accumulated amortization of $30,609,000 and $29,640,000 at February 1, 1997 and February 3, 1996, respectively. Management regularly evaluates its accounting for goodwill considering primarily such factors as historical profitability, current operating profits and cash flows. The Company believes that, at February 1, 1997, the asset is realizable and the amortization period is still appropriate.

  Other Assets

     Financing costs incurred in connection with obtaining long-term debt are capitalized in other assets and amortized over the life of the related debt using the effective interest method.

  Other Long-Term Liabilities

     Other long-term liabilities consist primarily of certain employee benefit obligations, deferred lease credits and other lease-related obligations not expected to be paid within 12 months and deferred income taxes. Deferred lease credits are amortized on a straight-line basis over the life of the applicable lease.

  Cash Flows

     For purposes of reporting cash flows, the Company considers all temporary cash investments, which have original maturities of three months or less, to be cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short maturity of those instruments.

     Net cash flows from operating activities reflect cash payments for income taxes and interest as follows (000's omitted):

                                                             1996        1995        1994
                                                            -------     -------     -------
     Income taxes.........................................  $ 5,300     $ 4,265     $ 2,249
     Interest.............................................  $20,834     $21,580     $24,662

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     During 1996 and 1995, non-cash financing activities included incurring $2,504,000 and $3,192,000, respectively, in capital lease obligations.

  Revenues

     Revenues include sales of goods and services to retail customers at company-operated stores, sales of merchandise inventory to franchisees and other outside customers, and other revenues from franchisees such as royalties based on sales, interest income on notes receivable and initial franchise fees. Other revenues from franchisees totaled $4.0 million in fiscal 1996.

     Franchise revenues based on sales by franchisees are accrued as earned. Initial franchise fees are recorded as income when all material services or conditions relating to the sale of the franchises have been substantially performed or satisfied by the Company and when the related store begins operations.

  Advertising

     The Company expenses advertising production costs and advertising costs as incurred. Advertising expense was approximately $33,630,000; $23,560,000 and $20,370,000 for 1996, 1995 and 1994, respectively. The Company has certain commitments to purchase advertising in fiscal 1997 approximating $8,000,000.

  Foreign Currency Translation

     The assets and liabilities of the Company's foreign subsidiaries and its investment in Pearle Trust B.V. are translated to United States dollars at the rates of exchange on the balance sheet date. Income and expense items are translated at average monthly rates of exchange. Translation gains or losses are included in the foreign currency translation adjustment component of stockholders' equity.

  Capital Stock

     At February 1, 1997 and February 3, 1996, there were 11,965,473 and 10,430,185, respectively, shares of common stock, par value $.001 per share (the Common Stock), outstanding. At February 1, 1997, there were 24,000,000 and 1,000,000 authorized shares of Common Stock and undesignated preferred stock, respectively.

  Earnings Per Share

     Earnings per share for 1996, 1995 and 1994 have been calculated based on 11,333,453; 10,415,047 and 9,395,319, respectively, weighted average number of common shares outstanding. The impact of stock options and warrants has not been included in the calculation of earnings per share as the effect of their exercise is not material or is antidilutive.

     In fiscal 1997 the Company will adopt Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". This statement simplifies the standards for computing earnings per share and makes them comparable to international earnings per share. The adoption of this standard will not impact the Company's results of operations, financial position or cash flows.

  Asset Impairment

     In the first quarter of 1996 the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of this standard did not have a material impact on the Company's results of operations, financial position or cash flows. During the fourth quarter of 1996, due to the Pearle acquisition and operating results, the Company recorded a provision for impairment (see Note 3).

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

  Reclassifications

     Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation.

(2) ACQUISITIONS OF BUSINESSES

     On November 15, 1996, the Company purchased, for an aggregate purchase price of $219.7 million, including the costs of acquisition, certain assets and all of the issued and outstanding common stock of Pearle. Pearle consisted of 346 company-operated optical stores and 340 franchised locations in the United States, Canada and the Caribbean and 193 locations in the Netherlands and Belgium. For its most recent fiscal year ended September 30, 1996, Pearle reported annual net revenue of $366.0 million including $63.8 million from its European operations.

     Immediately following the acquisition, the Company sold Pearle Holdings B.V., Pearle's European operations, to Pearle Trust B.V. (Pearle B.V.) for approximately $62 million. No gain or loss was recorded on this transaction. The Company has a 20% common equity interest in Pearle B.V., 12.5% redeemable preferred stock of $1.8 million and a 10% shareholder loan receivable of $3.9 million. The Company's investment in Pearle B.V. is being accounted for under the equity method of accounting.

     The Pearle acquisition was accounted for under the purchase method of accounting. The results of operations of Pearle have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based upon their relative fair values as of the closing date. This resulted in an excess of purchase price over net assets acquired of $20.2 million. The relative fair values of the assets acquired and liabilities assumed were based upon valuations and other studies and included tradenames of $49.5 million, unfavorable leasehold interests of $7.5 million, accruals for involuntary severance and termination benefits of $4.4 million and other purchase price adjustments. As of February 1, 1997, approximately $175,000 of severance and termination benefits were paid and charged against these liabilities.

     The purchase price allocation is substantially complete but is subject to adjustment, should actual costs differ from the recorded amounts. Such adjustments, if made within one year from the date of acquisition, will be recorded as adjustments to goodwill. Thereafter, any cost incurred in excess of the liability recorded will be included in the determination of net income.

     On a pro forma basis, if the Pearle acquisition had taken place at the beginning of the respective periods, the unaudited consolidated net revenues would have been $933.8 million for fiscal 1996 and $873.7 million for fiscal 1995. After giving effect to certain pro forma adjustments, including adjustments to reflect the amortization of tradenames and goodwill, the elimination of transactions between Pearle and its former parent, the elimination of Pearle's provision for impairment of intangible assets and related costs which resulted from the acquisition, increased interest expense and reduced interest income associated with acquisition funding and the estimated related income tax effects, pro forma net loss in fiscal 1996 would have improved by $1.8 million or $0.16 per share and pro forma net income in 1995 would have decreased by $11.6 million or $1.11 per share from the amounts reported. Anticipated efficiencies from the consolidation of the Company and Pearle have not been reflected in these amounts because their realization cannot be assured.

     The unaudited pro forma results have been prepared for informational purposes only and should not be considered indicative of the actual results of operations which would have occurred had the acquisition been in effect at the beginning of the periods indicated, and do not purport to be indicative of results of operations which may occur in the future.

     The Company also made the following acquisitions, each of which has been accounted for under the purchase method of accounting. In November 1996, the Company acquired all of the issued and outstanding stock of AOCO Limited, which operates 73 Sears Optical Departments and two freestanding Vision Club

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

stores in Canada, for a purchase price of $2.6 million. In May 1995, the Company acquired the assets of 59 optical departments located in BJ's Wholesale Clubs for a purchase price of $1.1 million. In January 1994, the Company acquired the assets of 107 leased optical departments within Montgomery Ward stores for a purchase price of $4.7 million. Pro forma financial results have not been presented for these acquisitions as they did not have a material effect on the Company's results of operations.

(3) BUSINESS INTEGRATION AND OTHER NON-RECURRING CHARGES

     In the fourth quarter of fiscal 1996, the Company recorded a $64.4 million pre-tax charge for certain unusual and non-recurring items. Such charge was primarily related to the acquisition of Pearle and included costs incurred related to the integration and consolidation of Pearle into the Company's operations, as well as certain other non-recurring charges. The charge included $17.6 million for store and other facility closings, $21.6 million related to computer systems, $9.4 million for asset impairment and $15.8 million of other charges. Total cash outlay related to these charges is approximately $41.1 million, of which $2.9 million has been paid as of February 1, 1997. The remaining amount is expected to be incurred within the next 12 to 18 months, except for certain lease costs which may be incurred over the remaining life of the leases. Although the Company currently does not anticipate that there will be additional non-recurring charges in the future, as the integration and consolidation of Pearle is completed, additional costs may be incurred that will be charged against operating income at that time.

     Subsequent to the effective date of the Pearle acquisition, the Company identified certain unprofitable Pearle stores which it intends to close in fiscal 1997. At certain other on-going retail locations, a decision was made to close the in-store labs and supply these locations from other facilities. In addition, the Company decided to retain Pearle's distribution and central lab facilities, but to close Pearle's home office facility in Dallas, Texas. The charge for store and other facilities closings consists primarily of the remaining noncancellable term of operating leases and other obligations remaining on these facilities subsequent to their estimated date of closing along with the loss on fixed assets.

     In fiscal 1995, the Company entered into a ten-year agreement to outsource its systems integration needs and data processing operations. Due to the Pearle acquisition, the Company has reassessed its system requirements and decided to terminate its outsourcing agreement and install new systems utilizing the resources of internal and external systems integrators. The Company and the outsourcing entity have agreed in principle to the terms of the termination arrangement. The settlement cost of terminating the outsourcing agreement, as well as other related costs, have been accrued as of February 1, 1997. Hardware and software costs directly related to the development and installation of new systems which will benefit future operations have been and will be capitalized as incurred.

     Following the Pearle acquisition and in light of current year operating results, the Company reviewed the strategic direction of certain other operations. In accordance with SFAS No. 121, the Company determined that the goodwill associated with portions of its gift and optical businesses would not be recoverable as the carrying values of these businesses exceeded fair value, as measured by projected future discounted cash flows.

     The other charges include costs related to employee matters, including duplicate costs incurred through fiscal year end and costs related to hiring employees in connection with the consolidation of the Pearle home office functions, and other costs of management realignment. In addition, the other charges include incremental travel and professional fees incurred in connection with the integration of Pearle, along with costs of developing and implementing a new franchise agreement. Also, in February 1996, the Board of Directors granted stock options to executive officers at a share price equal to the market price of the common stock on the date of grant, which were subject to stockholder approval. The increase in the price of the common stock between the grant date and the date of stockholder approval resulted in $4.2 million of compensation expense. The options as approved contained accelerated vesting provisions if the common stock price rose to certain

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

levels, which were reached in the fourth quarter of fiscal 1996. Because future periods will not benefit by this plan, the Company recognized the full costs of the plan as expense.

(4) PUBLIC OFFERINGS

     On April 18, 1994, the Company completed an initial public offering (IPO) of five million shares of Common Stock at a price to the public of $12.00 per share. Net proceeds from the IPO were $54.5 million and were used to retire outstanding debt (see Note 5).

     In 1996, the Company completed a public offering of 1,437,500 shares of Common Stock at a price to the public of $19.25 per share. The net proceeds from the offering were $26.2 million. A portion of the proceeds were used to purchase $15.1 million of 11.25% Senior Notes (the Senior Notes), plus accrued interest thereon (see Note 5).

(5) LONG-TERM DEBT

     Long-term debt at February 1, 1997 and February 3, 1996 is summarized as follows (000's omitted):

                                                                      1997         1996
                                                                    --------     --------
     7.5% Obligation in connection with Industrial Revenue
       Bonds......................................................  $    338     $    506
     11.25% Senior Notes:
       Face value.................................................   165,838      181,000
       Unamortized discount.......................................    (1,455)      (1,834)
                                                                    --------     --------
               Total 11.25% Senior Notes..........................   164,383      179,166
     9.875% Senior Subordinated Notes:
       Face value.................................................   150,000           --
       Unamortized discount.......................................    (1,111)          --
                                                                    --------     --------
               Total 9.875% Senior Subordinated Notes.............   148,889           --
     Capital lease obligations (see Note 11)......................     5,273        2,936
                                                                    --------     --------
                                                                     318,883      182,608
     Less current portion.........................................    (1,336)        (705)
                                                                    --------     --------
               Net long-term debt.................................  $317,547     $181,903
                                                                    ========     ========

     The Senior Notes mature October 1, 2001 with no earlier scheduled redemption or sinking fund payments. Interest on the Senior Notes is payable semi-annually on each April 1 and October 1.

     On November 15, 1996, CNG issued $150 million of 9.875% Senior Subordinated Notes (the Notes) due in 2006. The Notes were used by the Company to finance a portion of the Pearle acquisition (see Note 2). Interest on the Notes is payable semi-annually in arrears on December 31 and June 30 commencing June 30, 1997.

     The Senior Notes and the Notes are general unsecured obligations of CNG, subordinated in right of payment to senior indebtedness of CNG and senior in right of payment to any current or future subordinated indebtedness of CNG.

     The indentures pursuant to which the Senior Notes and the Notes were issued restrict dividend payments to the Company to 50% of CNG's net income after October 31, 1993, plus amounts due to the Company under a tax sharing agreement and for administrative expenses of the Company not to exceed 0.25% of CNG's net revenue. The indentures also contain certain optional and mandatory redemption features and other financial covenants. The Company was in compliance with these covenants at February 1, 1997.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     Proceeds from the IPO were used to retire $4.0 million of the Senior Notes and $50.0 million of other notes during the first quarter of fiscal 1994. The Company recorded an extraordinary loss of $0.9 million, net of an income tax benefit of $0.5 million, representing the payment of premiums, the write-off of unamortized discount and other costs associated with retiring this debt.

     A portion of the proceeds from the Company's 1996 stock offering was used to purchase $15.1 million of the Senior Notes. The Company recorded an extraordinary loss of $0.7 million, net of an income tax benefit of $0.5 million, representing the payment of premiums, the write-off of unamortized discount and other costs associated with retiring this debt.

     The agreement in connection with the Industrial Revenue Bonds provides for repayment of the obligation in annual installments of $168,750 through 1998. The Industrial Revenue Bonds are secured by office and distribution facilities with a net book value of $1,646,000 at February 1, 1997.

     At February 1, 1997, the fair value of the Company's long-term debt was approximately $346.7 million compared to a carrying value of $318.9 million. The fair value was estimated primarily by using quoted market prices.

(6) CREDIT FACILITY

     Concurrent with the Pearle acquisition, the principal operating subsidiaries of CNG (the Borrowers) entered into a Credit Facility. The Credit Facility replaced, concurrent with the issuance of the Notes, the existing revolving credit facility.

     The Credit Facility provides the Borrowers with a four-year revolving line of credit of up to the lesser of a "borrowing base" or $75 million. Up to $30 million of the Credit Facility is available for the issuance of letters of credit. Borrowings under the Credit Facility initially bear interest at a rate equal to, at the option of the Borrowers, either (a) the Eurodollar Rate plus 1.25% or (b) 0.25% plus the highest of (i) the prime rate, (ii) the three-week moving average of the secondary market rates for three-month certificates of deposit plus 1% and (iii) the federal funds rate plus 0.5%. The Company pays a commitment fee of 0.375% per annum on the total unused portion of the facility. Additionally, the Credit Facility requires the Borrowers to comply with various operating covenants that restrict corporate activities, including covenants restricting the Borrowers' ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain investments or make acquisitions. The Credit Facility also requires the Borrowers to comply with certain financial covenants, including covenants regarding minimum interest coverage, maximum leverage and consolidated net worth. The Borrowers were in compliance with these covenants at February 1, 1997.

     The Credit Facility restricts dividend payments to CNG to amounts needed to pay interest on the Senior Notes and the Notes, and certain amounts related to taxes, along with up to $8.0 million plus 0.25% of the Company's net revenue annually for other direct expenses of CNC or CNG. In addition, dividends of up to $20.0 million are permitted to repurchase the Senior Notes and/or the Notes.

     The maximum amount of short-term borrowings outstanding during 1995 was $3.5 million. No amounts were outstanding as of February 1, 1997 or February 3, 1996, or at any time during fiscal 1996.

(7) STOCK OPTIONS AND WARRANTS

     The Company had stock options outstanding at February 1, 1997 under the 1992, the 1993 and the 1996 Management Stock Option Plans (the 1992, 1993 and 1996 Plans), the 1993 Option Agreements granting options to non-employee Directors (the 1993 Option Agreements) and the 1994 non-qualified Stock Option Plan for non-employee Directors (the 1994 Plan). The Company is authorized to issue to key employees up to 555,556; 600,000 and 884,000 shares of Common Stock under the 1992, 1993 and 1996 Plans, respectively. The Company is also authorized to issue to non-employee Directors of the Company up to 22,500 and 100,000

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

shares of Common Stock under the 1993 Option Agreements and the 1994 Plan, respectively. Options generally become exercisable over a three-, four- or five-year period from the date of grant and expire ten years from the date of grant.

     A summary of the status of the Company's stock option plans as of January 28, 1995, February 3, 1996 and February 1, 1997, and changes during each of the fiscal years is presented below:

                                             1994                    1995                    1996
                                     ---------------------   --------------------   ----------------------
                                                WEIGHTED-              WEIGHTED-                WEIGHTED-
                                                 AVERAGE                AVERAGE                  AVERAGE
                                                 EXERCISE               EXERCISE                 EXERCISE
                                      SHARES      PRICE      SHARES      PRICE       SHARES       PRICE
                                     --------   ----------   -------   ----------   ---------   ----------
Outstanding at beginning of year...   813,922     $13.88     668,554     $ 9.14       749,297     $ 9.76
Granted............................     5,000      12.63     123,100      11.34       804,000      13.87
Exercised..........................   (24,775)      3.00     (25,066)      3.11       (97,787)      6.08
Canceled...........................  (125,593)     18.31     (17,291)      6.93       (11,722)     10.19
                                     --------                -------                ---------
Outstanding at end of year.........   668,554       9.14     749,297       9.77     1,443,788      12.29
                                     ========                =======                =========
Exercisable at end of year.........   273,772       6.73     385,646       8.37       508,530       9.86
Weighted-average fair value of
  options granted during the
  year.............................                            $5.11                   $10.87

     A summary of information about stock options outstanding at February 1, 1997, is presented below:

                     OPTIONS OUTSTANDING
-------------------------------------------------------------      OPTIONS EXERCISABLE
                                    WEIGHTED-                     ----------------------
                                     AVERAGE       WEIGHTED-                  WEIGHTED-
                      NUMBER        REMAINING       AVERAGE       NUMBER       AVERAGE
    RANGE OF            OF         CONTRACTUAL      EXERCISE        OF         EXERCISE
 EXERCISE PRICES      SHARES          LIFE           PRICE        SHARES        PRICE
-----------------    ---------     -----------     ----------     -------     ----------
      $3.00             93,848       5.6 years       $ 3.00        93,848       $ 3.00
$ 9.75 to $13.69     1,208,940             8.1        11.15       414,682        11.41
$24.88 to $28.63       141,000            10.0        28.25            --           --
                     ---------                                    -------
$ 3.00 to $28.63     1,443,788             8.1        12.29       508,530         9.86
                     =========                                    =======

     At February 1, 1997, there were 115,006 shares available for future grant under the 1992, 1993 and 1996 Plans and 92,500 shares available for future grant under the 1994 Plan.

     During 1994, the Company offered holders of options under the 1993 Plan the opportunity to exchange a portion of their existing vested and unvested stock options for a reduced number of new options under the 1993 Plan with adjusted exercise prices and vesting schedules. The result was to reduce the aggregate number of options outstanding under the 1993 Plan, to extend the vesting schedule for the repriced options from four to five years and to reduce the maximum exercise price from $27.00 per share to $12.25 per share.

     Payment for certain options exercised between 1993 and 1996 has been made by executing promissory notes, of which $1,024,000 were outstanding at February 1, 1997. The promissory notes are secured by the shares of common stock acquired and payable five years from the date of exercise at interest rates ranging from 5.33% to 6.37%.

     At February 1, 1997, there were warrants outstanding to purchase 173,678 shares of common stock. Of these, warrants to purchase 2,625 shares are exercisable at $1.00 per share and expire in 2000. Warrants to purchase 92,104 shares are exercisable at $24.70 per share and expire on May 7, 1997. Warrants to purchase 78,949 shares are exercisable at $49.40 per share and expire on March 6, 1999.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The Company applies APB Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock option plans in fiscal 1994 and fiscal 1995. Compensation cost that has been charged against income for its stock-based plans in fiscal 1996 was $4.2 million as discussed in Note 3. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the dates of awards under those plans consistent with the method of SFAS No. 123, the Company's net loss and loss per share in fiscal 1996 would have been increased to $30,234,000 and $2.67, respectively, and its net income and earnings per share in fiscal 1995 would have been reduced to $13,617,000 and $1.31, respectively.

     The fair value of each option grant in fiscal 1995 and 1996 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 6.4% and 6.2% for grants in fiscal 1995 and 1996, respectively, and expected lives of six years and volatility of 33% for options granted in both fiscal years. Because the SFAS No. 123 method of accounting has not been applied to options prior to January 29, 1995, the resulting pro forma expense may not be representative of that to be expected in the future.

(8) STOCKHOLDERS' EQUITY

     In August 1995, the Company's Board of Directors approved a Stockholders' Rights Plan. The Rights Plan provides for the distribution of one Right for each outstanding share of the Company's Common Stock held of record as of the close of business on September 1, 1995 or that thereafter become outstanding prior to the earlier of the Final Expiration Date of the Rights or the first date upon which the Rights become exercisable. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $40.00, subject to adjustment. The Rights are only exercisable if a person or group buys or announces a tender offer for 15% or more of the Company's Common Stock. In the event such a transaction occurs, Rights that are beneficially owned by all other persons would be adjusted and such holders would thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security of the Company) having a market value of two times the exercise price of the Right. The Rights will expire on August 31, 2005, unless extended or unless the Rights are earlier redeemed by the Company in whole, but not in part, at a price of $0.01 per Right, or exchanged.

(9) INCOME TAXES

     Income tax provision (benefit) for fiscal 1996, 1995 and 1994 is detailed below (000's omitted):

                                                                    1996      1995       1994
                                                                  --------   -------   --------
Currently payable --
  Federal.......................................................  $  7,408   $ 4,518   $  3,228
  State and local...............................................     2,027     1,797      2,016
                                                                  --------   -------   --------
                                                                     9,435     6,315      5,244
                                                                  --------   -------   --------
Deferred --
  Federal.......................................................   (16,194)    3,361       (766)
  Utilization of net operating loss carryforwards...............        --     1,134      4,859
  Change in valuation allowance.................................        --        --    (14,246)
                                                                  --------   -------   --------
                                                                   (16,194)    4,495    (10,153)
                                                                  --------   -------   --------
  Income tax provision (benefit)................................  $ (6,759)  $10,810   $ (4,909)
                                                                  ========   =======   ========

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The income tax provision (benefit) reflected in the accompanying consolidated statements of operations differs from the federal statutory rate as follows (000's omitted):

                                                                   1996      1995       1994
                                                                 --------   -------   --------
Tax provision (benefit) at statutory rate......................  $(12,038)  $ 8,599   $  6,912
Tax effect of --
  State income taxes, net of federal tax benefit...............     1,318     1,168      1,310
  Amortization of goodwill.....................................       936       900        901
  Non-recurring charges........................................     2,666        --         --
  Change in valuation allowance................................        --        --    (14,246)
  Other, net                                                          359       143        214
                                                                 --------   -------   --------
          Tax provision (benefit)..............................  $ (6,759)  $10,810   $ (4,909)
                                                                 ========   =======   ========

     The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities at February 1, 1997 and February 3, 1996 are as follows (000's omitted):

                                                                             1997      1996
                                                                           --------   -------
Deferred tax assets:
  Employee benefit accruals..............................................  $  6,137   $ 3,375
  Business integration accruals..........................................    13,373        --
  Other non-deductible accruals..........................................    15,066     3,959
  State and local taxes..................................................     1,277     1,108
  Tax credit and net operating loss carryforwards........................        --     1,990
  Intangibles............................................................     6,148        --
  Other..................................................................     8,569     1,252
                                                                           --------   -------
     Total deferred tax assets...........................................    50,570    11,684
                                                                           --------   -------
Deferred tax liabilities:
  Depreciation and amortization..........................................    (5,543)   (5,225)
  Other..................................................................    (5,535)     (836)
                                                                           --------   -------
     Total deferred tax liabilities......................................   (11,078)   (6,061)
                                                                           --------   -------
Net deferred taxes.......................................................  $ 39,492   $ 5,623
                                                                           ========   =======

     Accrued income taxes at February 1, 1997 includes $15.0 million of taxes due on the sale of Pearle Holdings B.V. that were reimbursed to the Company by the seller in connection with the Pearle acquisition.

(10) RETIREMENT PLANS

     The Company maintains a noncontributory defined benefit pension plan (the Retirement Plan) that covers employees who have met eligibility service requirements and are not members of certain collective bargaining units. The Retirement Plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and their compensation levels near retirement.

     The Company's policy is to fund amounts necessary to keep the Retirement Plan in full force and effect, in accordance with the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. Actuarial present values of benefit obligations are determined using the projected unit credit method.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     Pension expense for fiscal 1996, 1995 and 1994 includes the following components (000's omitted):

                                                                        1996     1995     1994
                                                                       ------   ------   ------
Service cost -- benefits earned during the period....................  $  646   $  528   $  581
Interest cost on the projected benefit obligation....................   1,467    1,369    1,292
Less:
  Return on plan assets --
     Actual..........................................................  (1,669)  (1,138)     178
     Deferred........................................................     477       11   (1,294)
                                                                       ------   ------   ------
                                                                       (1,192)  (1,127)  (1,116)
  Amortization of transition asset over 17.9 years...................    (179)    (179)    (179)
                                                                       ------   ------   ------
     Net pension expense.............................................  $  742   $  591   $  578
                                                                       ======   ======   ======

     The following sets forth the funded status of the Retirement Plan at December 31, 1996 and 1995 based upon the actuarial present values of benefit obligations (000's omitted):

                                                                              1996      1995
                                                                             -------   -------
Accumulated benefit obligations:
  Vested...................................................................  $17,605   $17,147
  Nonvested................................................................      238       291
                                                                             -------   -------
     Total.................................................................  $17,843   $17,438
                                                                             =======   =======
Projected benefit obligation for service rendered to date..................  $19,046   $19,030
Fair value of plan assets, primarily money market and equity mutual
  funds....................................................................   16,774    13,849
                                                                             -------   -------
Plan assets less than projected benefit obligation.........................   (2,272)   (5,181)
Unrecognized prior service cost............................................      140       168
Net unrecognized loss......................................................    1,252     2,983
Unamortized transition asset...............................................   (1,416)   (1,595)
                                                                             -------   -------
  Pension liability included in accrued liabilities........................  $(2,296)  $(3,625)
                                                                             =======   =======

     The weighted average discount rate used to measure the projected benefit obligation was 8.0% in 1996 and 7.75% in 1995. For both years, the rate of increase in future compensation levels was 5.0% and the expected long-term rate of return on plan assets was 9.5%.

     The Company has a defined contribution plan, including features under
Section 401(k) of the Internal Revenue Code, which provides retirement benefits to its employees. Eligible employees may contribute up to 15% of their compensation to the plan. There is no mandatory matching of employee contributions by the Company, but discretionary matches of $327,000, $164,000 and $164,000 were recorded for 1996, 1995 and 1994, respectively.

     The Company also has a contributory profit-sharing plan for Pearle employees meeting certain service requirements as defined in the plan. The Company's contribution to the plan consists of a minimum matching contribution plus an additional performance contribution. Profit sharing expense amounted to $229,000 in 1996.

     During fiscal 1994, the Company established two Supplemental Executive Retirement Plans which will provide for the payment of retirement benefits to participating executives supplementing amounts payable under the Company's Retirement Plan. The first plan is an excess benefit plan designed to replace benefits that would otherwise have been payable under the Retirement Plan but that were limited as a result of certain tax law changes. The second plan is a defined contribution plan under which participants will receive an annual credit based on a percentage of base salary, subject to vesting requirements. Expense for these plans for fiscal 1996, 1995 and 1994 was $468,000, $447,000 and $413,000, respectively.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

(11) COMMITMENTS

     The Company leases a substantial portion of its facilities including laboratories, office and warehouse space, and retail store locations. These leases generally have initial terms of up to 10 years and often contain renewal options. Certain of the store locations have been sublet to franchisees. In most leases covering retail store locations, additional rents are payable based on store sales. In addition, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales under agreements containing short-term cancellation clauses. Generally, the Company is required to pay taxes and normal expenses of operating the premises for laboratory, office, warehouse and retail store leases; the host stores pay these expenses for departments operated on a percentage-of-sales basis. The following amounts represent rental expense for fiscal 1996, 1995 and 1994 (000's omitted):

                                                                     1996      1995      1994
                                                                    -------   -------   -------
Occupancy costs based on sales....................................  $53,152   $50,218   $47,198
All other rental expense..........................................   45,365    32,697    30,003
Sublease rental income............................................   (5,935)   (1,510)   (1,455)
                                                                    -------   -------   -------
                                                                    $92,582   $81,405    75,746
                                                                    =======   =======   =======

     During 1996 and 1995, the Company entered into leases for equipment which have been accounted for as capital leases. At February 1, 1997 and February 3, 1996, property under capital leases consisted of $5,696,000 and $3,192,000 in equipment with accumulated amortization of $397,000 and $37,000, respectively.

     At February 1, 1997, future minimum lease payments and sublease income receipts under noncancellable leases, and the present value of future minimum lease payments for capital leases are as follows (000's omitted):

                                                                           OPERATING LEASES
                                                                CAPITAL   -------------------
                                                                LEASES    PAYMENTS   RECEIPTS
                                                                -------   --------   --------
      1997....................................................  $ 1,497   $ 66,887   $ 13,528
      1998....................................................    1,494     58,641     11,503
      1999....................................................    1,499     50,277      9,202
      2000....................................................    1,295     37,386      6,655
      2001....................................................      353     26,797      4,112
      2002 and thereafter.....................................       --     65,157      6,152
                                                                -------   --------    -------
    Total future minimum lease payments.......................    6,138   $305,145   $ 51,152
                                                                          ========    =======
    Amount representing interest..............................     (865)
                                                                -------
    Present value of future minimum lease payments............  $ 5,273
                                                                =======

(12) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The Company's business is seasonal, with approximately 30% of its revenue and approximately 50% of its income from operations generated in the fourth fiscal quarter which contains the important Christmas selling season.

     The following is a summary of quarterly financial data for the 52 weeks ended February 1, 1997 and the 53 weeks ended February 3, 1996. The fourth quarter of fiscal 1996 includes a $64.4 million pre-tax charge for

COLE NATIONAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

business integration and other non-recurring charges (see Note 3). The fourth quarter of fiscal 1995 consisted of 14 weeks; all other quarters consisted of 13 weeks (000's omitted, except per share amounts):

                                                                    QUARTER ENDED
                                                      -----------------------------------------
                                                       MAY 4,    AUG. 3,    NOV. 2,    FEB. 1,
                                                        1996       1996       1996       1997
                                                      --------   --------   --------   --------
  Net revenue.......................................  $142,890   $153,465   $146,702   $240,933
  Gross margin......................................    98,390    106,065    101,929    156,302
  Income (loss) before extraordinary loss...........       980      5,177      1,173    (34,963)
  Net income (loss).................................       980      4,495      1,173    (34,963)
  Earnings (loss) per share:
     Income (loss) before extraordinary loss........       .09        .47        .10      (2.93)
     Net income (loss)..............................       .09        .41        .10      (2.93)

                                                                    QUARTER ENDED
                                                      -----------------------------------------
                                                      APR. 29,   JULY 29,   OCT. 28,   FEB. 3,
                                                        1995       1995       1995       1996
                                                      --------   --------   --------   --------
  Net revenue.......................................  $125,254   $138,099   $138,646   $175,092
  Gross margin......................................    86,530     94,758     95,465    117,404
  Net income (loss).................................       (27)     3,766        229      9,790
  Earnings per share................................       .00        .36        .02        .94

                      [THIS PAGE LEFT INTENTIONALLY BLANK]

                      [THIS PAGE LEFT INTENTIONALLY BLANK]

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain
  Documents by Reference..............     2
The Company...........................     4
The Offering..........................     5
Use of Proceeds.......................     5
Selected Financial Data...............     6
Risk Factors..........................     7
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    11
Management............................    16
Underwriting..........................    17
Legal Matters.........................    18
Experts...............................    18
Index to Financial Statements.........   F-1

======================================================
======================================================

                     2,000,000 SHARES


                        COLE LOGO

                      COLE NATIONAL
                       CORPORATION



                   CLASS A COMMON STOCK


                       ------------
                        PROSPECTUS
                       ------------

                   Joint Lead Managers
                  and Joint Bookrunners

                    SMITH BARNEY INC.

                    MCDONALD & COMPANY
                     SECURITIES, INC.
           ------------------------------------

                 DEUTSCHE MORGAN GRENFELL
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Shares being registered hereby, other than underwriting discounts and commissions.

     Securities and Exchange Commission registration fee....................    $ 21,432
     NASD fees..............................................................       7,573
     Printing costs.........................................................      75,000
     Accounting fees and expenses...........................................      15,000
     Legal fees and expenses................................................      40,000
     Miscellaneous expenses.................................................      15,995
                                                                                --------
            Total...........................................................    $175,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Seventh of the Company's Certificate provides that the Company will indemnify its officers, directors and each person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Company as an employee or agent of the Company or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent permitted by the General Corporation Law of the State of Delaware (the "DGCL") or any other applicable laws as from time to time may be in effect and that the Company may enter into agreements which provide for indemnification greater or different from that provided in the Certificate. In addition, the Company has provided in Article Eighth of its Certificate that no director will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duty as a director, to the full extent permitted by the DGCL or any other applicable laws as from time to time may be in effect. The Certificate further provides that any repeal or modification of Article Seventh or Article Eighth will not adversely affect the right or protection existing under such provision prior to such repeal or modification.

     Subsection (a) of the Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the paragraph above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that any indemnification under subsections (a) and
(b) of Section 145 (unless ordered by a court) will be made by a corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145; that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it is ultimately determined that he is not entitled to be indemnified by the corporation; that indemnification provided for by Section 145 will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

     The Company has entered into indemnity agreements (the "Indemnity Agreements") with the current Directors and executive officers of the Company and expects to enter into similar agreements with any Director or those executive officers designated by the Board of Directors of the Company elected or appointed in the future at the time of their election or appointment.

     Pursuant to the Indemnity Agreements, the Company will indemnify a Director or officer of the Company (the "Indemnitee") if the Indemnitee is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Indemnitee is or was a Director or officer of the Company, or is or was serving at the request of the Company in certain capacities with another entity, against any and all costs, charges and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with the defense or settlement of such proceeding. Indemnity is available to the Indemnitee unless it proved by clear and convincing evidence that the Indemnitee's action or failure to act was not in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

     The Indemnity Agreements mandate advancement of expenses to the Indemnitee if the Indemnitee provides the Company with a written promise that (i) he has reasonably incurred or will reasonably incur actual expenses in defending an actual civil, criminal, administrative, or investigative action, suit, proceeding or claim and (ii) he will repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company. In addition, the Indemnity Agreements provide various procedures and presumptions in favor of the Indemnitee's right to receive indemnification under the Indemnity Agreement.

     Under the Company's Director and Officer Liability Insurance Policy, each director and certain officers of the Company are insured against certain liabilities which might arise in connection with their respective positions with the Company.

ITEM 16. EXHIBITS.

     The following Exhibits are filed herewith and made a part hereof:


EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
------         ------------------------------------------------------------------------------
  1.1*         Form of Underwriting Agreement
  4.1          Restated Certificate of Incorporation of the Company is incorporated herein by reference to Exhibit 3.1(i) of the Company's Annual Report on Form 10-K for
               the period ended February 3, 1996 (File No. 1-12814).
  4.2          Amended and Restated By-Laws of the Company is incorporated herein by reference to Exhibit 3.2(ii) of the Company's Annual Report on Form 10-K for
               the period ended February 3, 1996 (File No. 1-12814).
  4.3          Indenture dated as of September 30, 1993 between CNG and Norwest Bank
               Minnesota, N.A., as trustee, relating to the 11 1/4% Senior Notes due 2001
               (the form of which Senior Note is included in such Indenture) is incorporated herein by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K
               for the period ended February 3, 1996 (File No. 1-12814).
  4.4          Rights Agreement dated as of August 22, 1995 by and between the Company and
               National City Bank as Rights Agent, is incorporated herein by reference to
               Exhibit 4.3 of the Company's Annual Report on Form 10-K for the year ended
               February 3, 1996 (File No. 1-12814).
  4.5          Indenture dated November 15, 1996, by and among Cole National Group, Inc. and
               Norwest Bank Minnesota, National Association, as trustee, relating to the
               9 7/8% Senior Subordinated Notes due 2006 (the form of which Senior
               Subordinated Note is included in such Indenture) is incorporated herein by reference to Exhibit 4.1 of the Company's Report on Form 8-K filed with the
               Commission on December 2, 1996 (File No. 1-12814).
  4.6          The Company by this filing agrees, upon request, to file with the Commission the instruments defining the rights of holders of long-term debt of the
               Company and its subsidiaries where the total amount of securities authorized thereunder does not exceed 10% of total assets of the Company and its subsidiaries on a consolidated basis.
  5.1*         Opinion of Jones, Day, Reavis & Pogue as to the validity of the securities being offered.
 23.1*         Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1).
 23.2          Consent of Arthur Andersen LLP.
 23.3          Consent of KPMG Peat Marwick LLP.
 24.1*         Power(s) of Attorney.


---------------

* Previously filed.

ITEM 17. UNDERTAKINGS.

     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In that event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets the requirements for filing a Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on July 16, 1997.


                                            COLE NATIONAL CORPORATION

                                            By:   /s/  WAYNE L. MOSLEY
                                              ----------------------------------
                                                       WAYNE L. MOSLEY
                                                VICE PRESIDENT AND CONTROLLER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


               SIGNATURE                                 TITLE                          DATE
----------------------------------------   --------------------------------    -------------------

                   *                       Chairman and Chief Executive             July 16, 1997
----------------------------------------   Officer and Director (Principal
            JEFFREY A. COLE                Executive Officer and Principal
                                           Financial Officer)

                   *                       President, Chief Operating               July 16, 1997
----------------------------------------   Officer and Director
             BRIAN B. SMITH

          /s/ WAYNE L. MOSLEY              Vice President and Controller            July 16, 1997
----------------------------------------   (Principal Accounting Officer)
            WAYNE L. MOSLEY

                   *                       Director                                 July 16, 1997
----------------------------------------
           TIMOTHY F. FINLEY

                   *                       Director                                 July 16, 1997
----------------------------------------
             IRWIN N. GOLD

                   *                       Director                                 July 16, 1997
----------------------------------------
            PETER V. HANDAL

                   *                       Director                                 July 16, 1997
----------------------------------------
           CHARLES A. RATNER

                   *                       Director                                 July 16, 1997
----------------------------------------
            WALTER J. SALMON


* The undersigned by signing his name hereto, does sign and execute this Registration Statement pursuant to the Powers of Attorney executed by the above-named officers and directors of the Company and which are being filed herewith with the Securities and Exchange Commission on behalf of such officers and directors.

  /s/  WAYNE L. MOSLEY
------------------------------------
 WAYNE L. MOSLEY, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


                                                                              PAGINATION BY
    EXHIBIT                                                                SEQUENTIAL NUMBERING
    NUMBER                     DESCRIPTION OF DOCUMENT                            SYSTEM
    ------     --------------------------------------------------------    --------------------
      1.1*     Form of Underwriting Agreement.
      4.1      Restated Certificate of Incorporation of the Company is
               incorporated herein by reference to Exhibit 3.1(i) of
               the Company's Annual Report on Form 10-K for the period
               ended February 3, 1996 (File No. 1-12814).
      4.2      Amended and Restated By-Laws of the Company is
               incorporated herein by reference to Exhibit 3.2(ii) of
               the Company's Annual Report on Form 10-K for the period
               ended February 3, 1996 (File No. 1-12814).
      4.3      Indenture dated as of September 30, 1993 between CNG and
               Norwest Bank Minnesota, N.A., as trustee, relating to
               the 11 1/4% Senior Notes due 2001 (the form of which
               Senior Note is included in such Indenture) is
               incorporated herein by reference to Exhibit 4.1 of the
               Company's Annual Report on Form 10-K for the period
               ended February 3, 1996 (File No. 1-12814).
      4.4      Rights Agreement dated as of August 22, 1995 by and
               between the Company and National City Bank as Rights
               Agent, is incorporated herein by reference to Exhibit
               4.3 of the Company's Annual Report on Form 10-K for the
               year ended February 3, 1996 (File No. 1-12814).
      4.5      Indenture dated November 15, 1996, by and among Cole
               National Group, Inc. and Norwest Bank Minnesota,
               National Association, as trustee, relating to the 9 7/8%
               Senior Subordinated Notes due 2006 (the form of which
               Senior Subordinated Note is included in such Indenture)
               is incorporated herein by reference to Exhibit 4.1 of
               the Company's Report on Form 8-K filed with the
               Commission on December 2, 1996 (File No. 1-12814).
      4.6      The Company by this filing agrees, upon request, to file
               with the Commission the instruments defining the rights
               of holders of long-term debt of the Company and its
               subsidiaries where the total amount of securities
               authorized thereunder does not exceed 10% of total
               assets of the Company and its subsidiaries on a
               consolidated basis.
      5.1*     Opinion of Jones, Day, Reavis & Pogue as to the validity
               of the securities being offered.
     23.1*     Consent of Jones, Day, Reavis & Pogue (included in
               Exhibit 5.1).
     23.2      Consent of Arthur Andersen LLP.
     23.3      Consent of KPMG Peat Marwick LLP.
     24.1*     Power(s) of Attorney.


---------------

* Previously filed.